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RECEIVED MAY 2 - 2002 070

SEC MAIL PROCESSING RECEIVED MAY 02 2002 WASH, D.C. 164 SECTION

UNITED STATES
Securities and Exchange Commission
Washington, D. C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

EXELON CORPORATION
Exact name of registrant as specified in charter

0001109357
Registrant CIK Number

U-5-S 12/31/01
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

30-00338 / ~~70-9645~~
SEC file number, if available

____
Name of Person Filing the Document (If other than the Registrant)

PROCESSED
MAY 09 2002
P THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois May 1, ~~19~~ 2002

EXELON CORPORATION
(Registrant)

By: [signature] Ass't Sec'y SEC + PUHCA Counsel
(Name and Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on __________, 19 _____, that the information set forth in this statement is true and complete.

By: ____________________

Exelon Corporation

All Entities 100% Owned Unless Otherwise Indicated

Last Edit Date - March 13, 2002



Exelon Corporation
Exelon Business Services Company
Exelon Ventures Company, LLC
Unicom Resources, Inc.
Unicom Assurance Company, Ltd.
Unicom Investment, Inc.
Exelon Energy Delivery Company, LLC
Exelon Generation Company, LLC
Exelon Enterprises Company, LLC
Wansley Holdings 1, LLC
Wansley Holdings 2, LLC
Scherer Holdings 1, LLC
Scherer Holdings 2, LLC
Spruce Holdings GP 2000, LLC
Spruce Holdings LP 2000, LLC
Scherer Holdings 3, LLC
PECO Energy Company
Commonwealth Edison Company
AmerGen Energy Company, LLC 50%
AmerGen Vermont, LLC
Exelon Generation Finance Company, LLC
Concomber Ltd.
Susquehanna Electric Company
Exelon Allowance Management Company, LLC
Exelon Generation Company International, Inc.
Exelon Generation Canada Corporation
PECO Energy Power Company
Susquehanna Power Company
The Proprietors of the Susquehanna Canal
Port City Power, LLC
Southeast Chicago Energy Project, LLC
Cenesco Company, LLC
Penesco Company, LLC
Exelon Power Holdings, LP 99% GENCO; 1% Ventures
Exelon Fossil Holdings, Inc
Sithe Energies, Inc. 49.9%
Exelon Peaker Development General, LLC
Exelon Peaker Development Limited, LLC
Keystone Fuels, LLC 20.99%
ExTex LaPorta Limited Partnership 99% - Peaker Ltd.; 1% - Peaker Gen.
Unicom Healthcare Management, Inc.
Exelon Communications Holdings, LLC
PHT Holdings, LLC
PECO Hyperion Telecom 50%
Exelon Communications Company, LLC
AT&T Wireless PCS of Philadelphia, LLC 49%
Exelon Energy Company
AllEnergy Gas & Electric Marketing Company, LLC
Texas Ohio Gas, Inc.
Exelon Energy Ohio, Inc.
Exelon Enterprises Investments, Inc.
EEI Telecom Holdings, LLC
Exelon Enterprises Management, Inc.
CIC Global, LLC 50%
UnigridEnergy, LLC 50%
Exelon Capital Partners, Inc.
ECP Telecom, LLC
Energy Trading Company
Exelon Services, Inc.
Exelon Services Federal Group, Inc.
Unicom Power Marketing, Inc.
Adwin Equipment Company
Exelon Thermal Holdings, Inc.
Unicom Power Holdings, Inc.
ETT North America Inc
Northwind Thermal Technologies Canada, Inc.
ETT Canada, Inc.
Northwind Windsor 50%
ETT Nevada, Inc.
Northwind Aladdin, LLC 75%
Northwind Las Vegas, LLC 50%
Exelon Thermal Technologies, Inc.
ETT National Power, Inc.
Northwind Midway, LLC
ETT Boston, Inc.
Northwind Boston, LLC 25%
ETT Houston, Inc.
Northwind Houston, LLC 25%
Northwind Houston, LP 25%
Northwind Chicago, LLC
Exelon Thermal Development, Inc.
ETT Arizona, Inc.
Northwind Arizona Development, LLC - 50%
Northwind Phoenix, LLC 50%
Spruce Equity Holdings, LP 1% Spruce GP; 99% Spruce LP
Spruce Holdings Trust
East Coast Natural Gas Cooperative 41.12%
PECO Energy Transition Trust
Adwin Realty Company
Horizon Energy Company
PECO Energy Capital Corp
PECO Energy Capital Trust II
PECO Energy Capital Trust III
PECO Energy Capital, LP 3%
ExTel Corporation, LLC
PECO Wireless, LP - 1% Extel; 99% PECO
PEC Financial Services, LLC
ATNP Finance Company
ComEd Financing I
ComEd Financing II
ComEd Funding, LLC
ComEd Transitional Funding Trust
Commonwealth Edison Company of Indiana, Inc.
Edison Development Canada Inc.
Edison Finance Partnership
Commonwealth Research Corporation
Edison Development Company
Infrasource, Inc. <100%
Trinity Industries, Inc.
OSP Consultants, Inc.
International Communications Services, Inc.
OSP Services, S.A. D.E. C.V.
OSP Telecom, Inc.
OSP Telecom D.E. Mexico, S.A. D.E., C.V.
OSP, Inc.
RJE Telecomm, Inc.
Universal Development Network Corp 40%
Utility Locate and Mapping Services, Inc.
Chowns Communications, Inc.
VSI Group, Inc.
Infrasource Integrated Services, Inc.
EIS Engineering, Inc.
P.A.C.E. Environmental, LLC
P.A.C.E. Field Services, LLC
Blair Park Services, Inc.
Sunesys, Inc.
Michigan Trenching Services, Inc.
Electric Services, Inc.
Fischbach & Moore Electric, Inc.
NEWCOTRA, Inc.
Fishbach & Moore, Inc.
Fishbach & Moore Electrical Contracting, Inc.
T.H. Green Electric Co., Inc.
Syracuse Merit Electric, Inc
EIS Investments, LLC
WCBS, LLC 49%
Dashiell Holdings Corporation
Dacon Corporation
Dashiell Corporation
M.J. Electric, Inc.
MRM Technical Group, Inc.
Aconite Corporation
Gas Distribution Contractors, Inc.
Mechanical Specialties Incorporated
Mid-Atlantic Pipe liners, Inc.
Mueller Distribution Contractors, Inc.
Mueller Energy Services, Inc.
Mueller Pipe liners, Inc.
Rand-Bright Corporation

Seq. #164

State of Delaware

PAGE 1

Office of the Secretary of State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "EXELON ENERGY DELIVERY COMPANY, LLC", FILED IN THIS OFFICE ON THE THIRTIETH DAY OF MARCH, A.D. 2001, AT 12:30 O'CLOCK P.M.

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

3375639 8100

AUTHENTICATION: 1057389

010158723

DATE: 04-02-01

MAR-30-2001 12:35

STATE OF DELAWARE
SECRETARY OF STATE P.02/02
DIVISION OF CORPORATIONS
FILED 12:30 PM 03/30/2001
010158723 – 3375639

CERTIFICATE OF FORMATION

OF

Exelon Energy Delivery Company, LLC

1. The name of the limited liability company is Exelon Energy Delivery Company, LLC.

2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

3. This Certificate of formation shall be effective on April 1, 2001 at 12:01 a.m.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Exelon Energy Company, LLC this 30th day of March, 2001.

Exelon Corporation

By: Jenifer Friel Newman

Jenifer Friel Newman
Authorized Person

DE083 - 5/5/00 C T System Online

P173135

TOTAL P.02

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OF

EXELON ENERGY DELIVERY COMPANY, LLC

(a Delaware limited liability company)

LIMITED LIABILITY COMPANY OPERATING AGREEMENT OF EXELON ENERGY DELIVERY COMPANY, LLC dated as of April 1, 2001 by EXELON CORPORATION (the "Member"). The Member, intending to be legally bound, hereby states the terms of its agreement as to the affairs of, and the conduct of the business of, a limited liability company (the "Company"), as follows:

ARTICLE I
FORMATION, PURPOSE AND DEFINITIONS

1.1 **Establishment of Limited Liability Company**. The Member has caused a limited liability company to be established and organized as of April 1, 2001 pursuant to and in accordance with the Delaware Limited Liability Company Act (6 Del.C. §18-101, et seq.), as amended from time to time (the "Act"), to carry on a business for profit. This Agreement states terms relating to the governance and business affairs of the Company. The Member is hereby admitted to membership in the Company and, as provided in Section 5.2, until this Agreement is amended appropriately to contemplate the admission of additional members and their right to participate in the Company's business, the Member shall be the sole member of the Company.

1.2 **Name**. The name of the Company is Exelon Energy Delivery Company, LLC. The Company may conduct its activities under any other permissible name designated by the Board of Directors (as defined in Section 4.1(a) hereof). The Board of Directors shall be responsible for complying with any registration requirements if an alternate name is used.

1.3 **Principal Place of Business of the Company**. The principal place of business of the Company shall be located at 10 S. Dearborn Street, 37th Floor, Chicago, IL 60603, or at such other or additional locations within the State of Illinois as the Board of Directors, in its discretion, may determine. The registered office of the Company in Delaware shall be the location stated in the Company's Certificate of Formation filed with the Secretary of State of the State of Delaware. The Board of Directors may, from time to time, change such registered agent and registered office, by appropriate filings as required by law.

1.4 **Purpose**. The Company's purpose shall be and to engage in all lawful businesses for which limited liability companies may be organized under the Act. The Company shall have the authority to do all things necessary or advisable in order to accomplish such purposes.

1.5 **Duration**. Unless the Company shall be earlier terminated in accordance with Article VII, it shall continue in existence in perpetuity.

1.6 **Other Activities of Member**. The Member may engage in or possess an interest in other business ventures of any nature, whether or not similar to or competitive with the activities of the Company.

ARTICLE II
CAPITAL CONTRIBUTIONS

2.1 **Capital Contributions**. The Member, as its contribution to the capital of the Company, has contributed or is contributing, pursuant to a Contribution Agreement of even date, all the shares owned by it of the issued and outstanding common stock of Commonwealth Edison Company and of PECO Energy Company. The receipt by the Member from the Company of any distributions whatsoever (whether pursuant to Section 3.1 or otherwise and whether or not such distributions may be considered a return of capital) shall not increase the Member's obligations under this Section 2.1.

2.2 **Additional Capital Contributions**. Except as provided in Section 2.1, the Member may, but shall not be required to, make additional capital contributions to the Company.

2.3 **Limitation of Liability of Member**. Except as may be expressly required by this Agreement or applicable law, neither the Member nor any Director shall have any liability or obligation for any debts, liabilities or obligations of the Company, or of any agent or employee of the Company, except that the Member may be obligated up to the amount of its capital contribution.

2.4 **Loans**. If the Member makes any loans to the Company, or advances money on its behalf, the amount of any such loan or advance shall not be deemed an increase in, or contribution to, the capital contribution of the Member. If the Company makes any loans to the Member, or advances money on its behalf, the amount of any such loan or advance shall not be deemed a decrease in capital of the Member or a distribution to the Member. Interest shall accrue on any such loan or loans at an annual rate agreed to by the Company and the Member (but not in excess of the maximum rate allowable under applicable usury laws).

2.5 **Record of Membership Interest**. The Directors shall cause accurate records of the membership interests to be maintained but there shall be no certificates evidencing membership interests.

ARTICLE III
DISTRIBUTIONS

3.1 **Distributions**. The Company shall make distributions to the Member at the times and in the manner that the Board of Directors deems appropriate and as permitted by law.

ARTICLE IV
RIGHTS AND DUTIES OF THE MANAGERS AND MEMBER

4.1 **Management**.

(a) The business and affairs of the Company shall be managed by a board of managers which, in accordance with Section 18-402 of the Act, shall be designated and known for purposes of this Agreement as the Board of Directors and each individual manager, a Director. In all cases in which the terms "Directors," "Board of Directors" and their derivatives are used in this Agreement, reference shall be to "Managers" and a "Board of Managers" under the Act.

(b) Except for situations in which the approval of the Members is expressly required by this Agreement or by non-waivable provisions of applicable law, the Board of Directors shall have full and complete authority, power, and discretion to manage and control the business, affairs, and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business. Each Director shall be an agent of the Company and shall have the right, power and authority to transact any business in the name of the Company to the degree authorized by the Board of Directors and to act for or on behalf of or to bind the Company to the degree authorized by the Board of Directors. Nothing contained in this Agreement shall require any person to inquire into the authority of the Directors to execute and deliver any document on behalf of the Company or to bind the Company pursuant to such document. In addition, the Board of Directors shall have the power and authority to appoint and remove, by resolution, one or more persons to act as agents of the Company to the degree authorized by the Board of Directors with the power and authority to transact business in the name of the Company and to act for or on behalf of or to bind the Company to the degree authorized by the Board of Directors.

4.2 **Certain Powers of Board of Directors**. Without limiting the generality of Section 4.1 above, the Board of Directors shall have power and authority, to cause the Company, in its own name:

(a) To purchase, lease or otherwise acquire or obtain the use of staff and personnel, and material, and other types of real and personal property that may be deemed necessary or desirable in connection with carrying on the business of the Company;

(b) To purchase liability, errors and omissions and other insurance to protect the Company's property and business;

(c) To invest any Company funds (by way of example but not limitation) in time deposits, short-term government obligations, commercial paper, money market mutual funds or other similar investments, including the lending of funds to the Member;

(d) To receive capital contributions from the Member;

(e) To establish a record date with respect to all actions to be taken hereunder that require a record date to be established, including with respect to allocations and distributions;

(f) To open, maintain and close bank accounts and establish accounts for the Company and draw checks and other orders for the payment of money, and pay the Company's operating expenses in the ordinary course of the Company's business;

(g) To execute all instruments and documents, including, without limitation, the following: checks; drafts; notes and other negotiable instruments; mortgages or deeds of trust; security agreements; financing statements; documents providing for the acquisition, mortgage or disposition of the Company's property; assignments; bills of sale; leases; partnership agreements; operating agreements of other limited liability companies; and any other instruments or documents necessary, in the opinion of the Board of Directors, to the business of the Company;

(h) To enter into any and all other agreements on behalf of the Company, with any other person for any purpose, in such forms as the Board of Directors may approve;

(i) To employ or engage property managers, brokers, finders, accountants, legal counsel, investment bankers, managing agents, or other experts or employees or agents to perform services for the Company and to compensate them from Company funds;

(j) To make distributions in accordance with Section 3.1;

(k) To furnish the Member with information relating to the Company;

(l) To prepare, or cause to be prepared, and file, on behalf of the Company, any required tax returns and to make any available or necessary elections in connection therewith;

(m) To do and perform all other acts as may be necessary or appropriate to the conduct of the Company's business.

Unless authorized in writing to do so by this Agreement or by the Board of Directors of the Company, no attorney-in-fact, employee, or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable for any purpose.

4.3 **Contracts with Affiliates**. The Board of Directors may cause the Company to enter into contracts relating to any of the transactions described in Section 4.2 above with the Member or any direct or indirect subsidiary of the Member.

4.4 **Number, Tenure, and Qualifications of Directors**. The number of, and members of, the Board of Directors shall be determined by the Member as evidenced by a written instrument or consent filed with the records of the Company. Each Director shall hold office until the next annual meeting of the Member and, if later, until a qualified successor has been appointed or elected and qualified as provided herein, or until the Director's death, resignation or removal, if sooner. Directors need not be Members or residents of the State of Delaware but must be natural persons.

4.5 **Meetings of the Board of Directors; Action by Board of Directors**.

(a) Frequency and Place of Meetings. The Board of Directors shall meet as often as is necessary or desirable to carry out its functions on such dates and times as the Board of Directors may determine from time to time. Meetings of the Board of Directors shall be held at such place within the State of Illinois that has been designated from time to time by the Board of Directors. Notice of the date, time and purpose of each regular and special meeting shall be delivered personally or by telephone to each Director or sent by first class mail or facsimile transmission, charges prepaid, addressed to each Director at his or her address or facsimile address or number as appears on the records of the Company at least two days prior to the date scheduled for a meeting. A Director may waive the requirement of notice of a meeting either by attending a meeting for which notice was not given or executing a written waiver before or after such meeting.

(b) Action by Written Consent. Any action required or permitted to be taken at any meeting of the Board of Directors or any committee thereof may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken shall be signed by the Directors having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting.

(c) Quorum; Attendance by Telephone; Vote. A majority of the Directors shall be necessary to constitute a quorum for the transaction of business, and the acts of a majority of the Directors present and voting at a meeting at which a quorum is present shall be the acts of the Board of Directors. Any one or all of the Directors may participate in a meeting of the Board of Directors by means of a conference telephone or similar communication device that allows all persons participating in the meeting to simultaneously hear each other during the meeting, and such participation in the meeting shall be equivalent of being present in person at such meeting. For each Board of Directors decision, each Director shall have one vote. There shall not be classes of Directors. Unless otherwise provided in the Agreement, on any matter that is to be voted on by Directors, the Directors may vote in person or by proxy.

(d) Records. The Company shall maintain within the State of Illinois permanent written records of all actions taken by the Directors pursuant to any provision of this Agreement, including minutes of all meetings of the Board of Directors and copies of all actions taken by written consent of the Directors.

4.6 **Directors Have No Exclusive Duty to Company**. The Directors shall not be required to manage the Company as their sole and exclusive function and they may have other business interests and may engage in other activities in addition to those relating to the Company. Neither the Company nor any Member shall have any right, by virtue of this Agreement, to share or participate in such other investments or activities of the Directors or to the income or proceeds derived from such investments or activities. The Directors shall incur no liability to the Company or to any of the Members as a result of engaging in any other business or venture.

4.7 **Officers**. The Company may have such officers and agents with such respective rights and duties as the Directors may from time to time determine. The Directors may delegate to one or more agents, officers, employees or other persons (who shall not be deemed "managers" within the meaning of the Act or "directors" for purposes of this Agreement) any and all powers to manage the Company that the Directors possess under this Agreement and the Act. The officers shall serve at the pleasure of the Board of Directors and until their qualified successor or successors shall be duly elected. The officers, in the performance of their duties as such, shall owe to the Company duties of loyalty and due care of the type owed by the officers of a corporation to such corporation and its stockholders under the laws of the State of Delaware.

4.8 **Resignation of Directors**. Any Director of the Company may resign at any time by giving written notice to the Member and the secretary of the Company, if any, and, if not, to the other remaining Directors. The resignation of any Director shall take effect upon receipt of that notice or at such later time as shall be specified in the notice; and, unless otherwise specified in the notice, the acceptance of the resignation shall not be necessary to make it effective. The resignation of a Director shall not constitute the withdrawal of the Member.

4.9 **Vacancies on Board of Directors**. In the event that a vacancy occurs for any reason in the Board of Directors of the Company, a special meeting of the Member may be called by the Member for the purpose of electing a Director to fill such vacancy in accordance with Section 4.4. In the absence of such a special meeting, any vacancy in the Board of Directors shall be filled in accordance with Section 4.4 at the next annual meeting of the Member.

4.10 **Compensation of Directors and Others**. The Directors shall not be entitled to receive compensation for their services as Directors. The Member acknowledges that one or more Directors may act in various capacities with respect to the Company and that, in exchange for services rendered in connection with the Company (other than services relating to the Board of Directors), the Directors and companies and persons affiliated with them may receive such fees and compensation as are fixed by the Board of Directors, with the approval of the Member. The Board of Directors expressly reserves the right to contract for management, consulting or other services with an affiliated or unaffiliated company; provided that any such contracts shall be subject to the provisions of Section 4.3 of this Agreement (if any), and that fees and other compensation paid to affiliates of a Director may not exceed market rates for similar services in the same region.

4.11 **Voting Powers of Member**.

(a) General Rules. The Member, as such, shall not have any voting rights or take any part in the day-to-day management or conduct of the business of the Company, nor shall the Member have any right or authority to act for or bind the Company. Actions and decisions that do require the approval of the Member pursuant to any provision of this Agreement or applicable law may be authorized or made by affirmative vote of the Member. Such vote may be taken at a meeting of the Member or by written consent without a meeting.

(b) Meetings. An annual meeting of the Member may be held for the purpose of electing Directors and conducting such additional business as shall properly come before the meeting in each calendar year. The Board of Directors shall, by resolution, set the date, time and location within the State of Illinois of any such annual meeting. In addition, Member may call a meeting within the State of Illinois to consider approval of an action or decision under any provision of this Agreement.

(c) Action by Written Consent. Any action required or permitted to be taken at a meeting of the Member may be taken without a meeting if, prior or subsequent to the action, a written consent in lieu of a meeting, setting forth the action so taken or to be taken shall be signed by such Member.

(d) Records. The Company shall maintain permanent written records of all actions taken by the Member pursuant to any provision of this Agreement, including minutes of all meetings of the Member, copies of all actions taken by written consent of the Member.

ARTICLE V
TRANSFER OF MEMBERSHIP INTERESTS

5.1 **General Restriction**. Until and unless this Agreement is appropriately amended to contemplate the admission of additional members, the Member may not transfer, whether voluntarily or involuntarily, any portion of its membership interest in the Company; provided, however, that the Member may assign or otherwise transfer its membership interest to any of its direct or indirect subsidiaries ("permitted transfers"). For purposes of this Agreement, a "transfer" includes, but is not limited to, any sale, assignment, gift, exchange, pledge, hypothecation, collateral assignment or creation of any security interest.

5.2 **Single Member**. Until and unless this Agreement is appropriately amended to contemplate the admission of additional members, the Company shall at all times have only one Member.

ARTICLE VI
DISSOCIATION OF THE MEMBER

6.1 **Dissociation**. The Member shall not be entitled voluntarily to withdraw, resign or dissociate from the Company or assign its membership interest prior to the dissolution and winding-up of the Company, and any attempt by the Member to do so shall be ineffective; provided, however, that "permitted transfers" under Section 5.1 shall not be a violation of this Section 6.1.

ARTICLE VII
DISSOLUTION AND LIQUIDATION

7.1 **Events Triggering Dissolution**. The Company shall dissolve and commence winding up and liquidation upon the first to occur of any of the following ("Liquidating Events"):

(a) the written consent of the Member; or

(b) the entry of a decree of judicial dissolution under Section 18-802 of the Act.

The Company shall not be dissolved for any other reason, including without limitation, the Member's becoming bankrupt or executing an assignment for the benefit of creditors and any such bankruptcy or assignment (unless a "permitted transfer" under Section 5.1) shall not effect a transfer of any portion of Member's membership interest in the Company.

7.2 **Liquidation**. Upon dissolution of the Company in accordance with Section 7.1, the Company shall be wound up and liquidated by the Member or by a liquidating manager selected by the Board of Directors. The proceeds of such liquidation shall be applied and distributed in the following order of priority:

(a) to creditors, including the Member if it is a creditor, in the order of priority as established by law, in satisfaction of liabilities of the Company (whether by payment or the making of reasonable provision for payment thereof) other than liabilities for which reasonable provision for payment has been made and liabilities for distributions to the Member under the Act; and then

(b) to the setting up of any reserves in such amount and for such period as shall be necessary to make reasonable provisions for payment of all contingent, conditional or unmatured claims and obligations known to the Company and all claims and obligations known to the Company but for which the identity of the claimant is unknown; and then

(c) to the Member, which liquidating distribution may be made to the Member in cash or in kind, or partly in cash and partly in kind.

7.3 **Certificate of Dissolution**. Upon the dissolution of the Company and the completion of the liquidation and winding up of the Company's affairs and business, the Board of Directors or the liquidating manager shall on behalf of the Company prepare and file a certificate of dissolution with the Secretary of State of the State of Delaware, if and as required by the Act. When such certificate is filed, the Company's existence shall cease.

ARTICLE VIII
ACCOUNTING AND FISCAL MATTERS

8.1 **Fiscal Year**. The fiscal year of the Company shall be the calendar year.

8.2 **Method of Accounting**. The Member shall select a method of accounting for the Company as deemed necessary or advisable and shall keep, or cause to be kept, full and accurate records of all transactions of the Company in accordance with sound accounting principles consistently applied.

8.3 **Financial Books and Records**. All books of account shall, at all times, be maintained in the principal office of the Company or at such other location within the State of Illinois as specified by the Member.

ARTICLE IX
INDEMNIFICATION

9.1 **Liability of Officers and Directors; Limits**. No Director or officer of the Company shall be liable to the Company or to any Member for any loss or damage sustained by the Company or to any Member, unless the loss or damage shall have been the result of:

(a) gross negligence, fraud or intentional misconduct, bad faith or knowing violation of law by the Director or officer in question;

(b) a breach of the duty of loyalty of such Director or officer to the Company or the Member;

(c) a transaction from which the officer or Director derived an improper personal benefit;

(d) in the case of an officer, breach of such person's duties pursuant to Section 4.7; (the conduct described in each of the foregoing clauses (a) through (d), inclusive, being hereinafter referred to as "Improper Conduct"). In performing his or her duties, each such person shall be entitled to rely in good faith on the provisions of this Agreement and on information, opinions, reports or statements (including financial statements and information, opinions, reports or statements as to the value or amount of the assets, liabilities, profits or losses of the Company or any facts pertinent to the existence and amount of assets from which distributions to the Member might properly be paid) of the following other persons or groups: one or more officers or employees of the Company; any attorney, independent accountant, appraiser or other expert or professional employed or engaged by or on behalf of the Company; any Director; or any other person who has been selected with reasonable care by or on behalf of the Company or the Member, in each case as to matters which such relying person reasonably believes to be within such other person's competence. The preceding sentence shall in no way limit any person's right to rely on information to the extent provided in Section 18-406 of the Act.

9.2 **Limited Liability**. Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member, Director or officer of the Company shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member, Director or officer of the Company. The Member shall not be required to lend any funds to the Company. If and to the extent the Member's Capital Contribution shall be fully paid, the Member shall not, except as required by the express provisions of the Act regarding repayment of sums wrongfully distributed to the Member, be required to make any further contributions.

9.3 **Right to Indemnification**. Subject to the limitations and conditions as provided in this Article 9, each person who was or is made a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or arbitrative (hereinafter a "Proceeding"), or any appeal in such a Proceeding or any inquiry or investigation that could lead to such a Proceeding, by reason of the fact that he, or a person of which he is the legal representative, is or was a Director, Member or officer shall be indemnified by the Company to the fullest extent permitted by applicable law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment) against judgments, penalties (including excise and similar taxes and punitive damages), fines, settlements and reasonable expenses (including, without limitation, reasonable attorneys' fees) actually incurred by such person in connection with such Proceeding, appeal, inquiry or investigation, and indemnification under this Article 9 shall continue as to a person who has ceased to serve in the capacity which initially entitled such person to indemnity hereunder. The rights granted pursuant to this Article 9 shall be deemed contract rights, and no amendment, modification or repeal of this Article 9 shall have the effect of limiting or denying any such rights with respect to actions taken or Proceedings, appeals, inquiries or investigations arising prior to any amendment, modification or repeal. It is expressly acknowledged that the indemnification provided in this Article 9 could involve indemnification for negligence or under theories of strict liability. Notwithstanding the foregoing, no such indemnity shall extend to any officer or Director to the extent that any Proceeding or such judgment, penalty, fine, settlement or expense results from Improper Conduct on the part of such officer or Director.

9.4 **Advance Payment**. The right to indemnification conferred in this Article 9 shall include the right to be paid or reimbursed by the Company the reasonable expenses incurred by a person of the type entitled to be indemnified under Section 9.3 who was, is or is threatened to be, made a named defendant or respondent in a Proceeding in advance of the final disposition of the Proceeding and without any determination as to the person's ultimate entitlement to indemnification; provided, however, that the payment of such expenses incurred by any such person in advance of the final disposition of a Proceeding shall be made only upon delivery to the

Company of a written affirmation by such person of his or her good faith belief that he has met the standard of conduct necessary for indemnification under Article 9 and a written undertaking, by or on behalf of such person, to repay all amounts so advanced if it shall ultimately be determined that such indemnified person is not entitled to be indemnified under this Article 9 or otherwise.

9.5 **Indemnification of Employees and Agents**. The Company, upon the direction of the Board of Directors, may indemnify and advance expenses to an employee or agent of the Company to the same extent and subject to the same conditions under which it may indemnify and advance expenses under Sections 9.3 and 9.4. Notwithstanding the foregoing, no such indemnity shall extend to any employee or agent to the extent that any Proceeding or judgment, penalty, fine, settlement or expenses result from Improper Conduct on the part of such employee or agent.

9.6 **Appearance as a Witness**. Notwithstanding any other provision of this Article 9, the Company may pay or reimburse reasonable out-of-pocket expenses incurred by any Member, Director, officer or agent in connection with his or her appearance as a witness or other participation in a Proceeding at a time when he is not a named defendant or respondent in the Proceeding.

9.7 **Nonexclusivity of Rights**. The right to indemnification and the advancement and payment of expenses conferred in this Article 9 shall not be exclusive of any other right that a Member, Director, officer or other person indemnified pursuant to this Article 9 may have or hereafter acquire under any law (common or statutory) or provision of this Agreement.

9.8 **Insurance**. The Company may purchase and maintain (if and to the extent feasible, as determined by the Board of Directors) insurance, at its expense, to protect itself and any Director, officer or agent of the Company who is or was serving at the request of the Company as a manager, representative, director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under this Article 9.

9.9 **Savings Clause**. If this Article 9 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each person indemnified pursuant to this Article 9 as to costs, charges and expenses (including reasonable attorneys' fees), judgments, fines and amounts paid in settlement with respect to any such Proceeding, appeal, inquiry or investigation to the full extent permitted by any applicable portion of this Article 9 that shall not have been invalidated and to the fullest extent permitted by applicable law.

ARTICLE X
MISCELLANEOUS

10.1 **Binding Effect**. Except as otherwise provided in this Agreement to the contrary, this Agreement shall be binding upon and inure to the benefit of the Member and, subject to Article V, its successors and assigns.

10.2 **Governing Law**. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without reference to conflict of laws principles.

10.3 **Severability**. The invalidity or unenforceability of any particular provision of this Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted.

10.4 **Gender**. As used in this Agreement, the masculine gender shall include the feminine and the neuter, and vice versa and the singular shall include the plural.

IN WITNESS WHEREOF, the Member has signed this instrument on and as of the date first written above.

EXELON CORPORATION

By: Pamela B. Strobel

Name: Pamela B. Strobel

Title: Executive Vice President

1.5 Duration. Unless the Company shall be earlier terminated in accordance with Article VII, it shall continue in existence in perpetuity.

1.6 Other Activities of Member. The Member may engage in or possess an interest in other business ventures of any nature, whether or not similar to or competitive with the activities of the Company.

ARTICLE II
CAPITAL CONTRIBUTIONS

2.1 Capital Contributions. The Member, as its contribution to the capital of the Company, has contributed or is contributing, pursuant to a Contribution Agreement of even date, all the shares owned by it of the issued and outstanding common stock of Commonwealth Edison Company and of PECO Energy Company. The receipt by the Member from the Company of any distributions whatsoever (whether pursuant to Section 3.1 or otherwise and whether or not such distributions may be considered a return of capital) shall not increase the Member's obligations under this Section 2.1.

2.2 Additional Capital Contributions. Except as provided in Section 2.1, the Member may, but shall not be required to, make additional capital contributions to the Company.

2.3 Limitation of Liability of Member. Except as may be expressly required by this Agreement or applicable law, neither the Member nor any Director shall have any liability or obligation for any debts, liabilities or obligations of the Company, or of any agent or employee of the Company, except that the Member may be obligated up to the amount of its capital contribution.

2.4 Loans. If the Member makes any loans to the Company, or advances money on its behalf, the amount of any such loan or advance shall not be deemed an increase in, or contribution to, the capital contribution of the Member. If the Company makes any loans to the Member, or advances money on its behalf, the amount of any such loan or advance shall not be deemed a decrease in capital of the Member or a distribution to the Member. Interest shall accrue on any such loan or loans at an annual rate agreed to by the Company and the Member (but not in excess of the maximum rate allowable under applicable usury laws).

2.5 Record of Membership Interest. The Directors shall cause accurate records of the membership interests to be maintained but there shall be no certificates evidencing membership interests.

ARTICLE III
DISTRIBUTIONS

3.1 Distributions. The Company shall make distributions to the Member at the times and in the manner that the Board of Directors deems appropriate and as permitted by law.

ARTICLE IV
RIGHTS AND DUTIES OF THE MANAGERS AND MEMBER

4.1 Management.

(a) The business and affairs of the Company shall be managed by a board of managers which, in accordance with Section 18-402 of the Act, shall be designated and known for purposes of this Agreement as the Board of Directors and each individual manager, a Director. In all cases in which the terms "Directors," "Board of Directors" and their derivatives are used in this Agreement, reference shall be to "Managers" and a "Board of Managers" under the Act.

(b) Except for situations in which the approval of the Members is expressly required by this Agreement or by non-waivable provisions of applicable law, the Board of Directors shall have full and complete authority, power, and discretion to manage and control the business, affairs, and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business. Each Director shall be an agent of the Company and shall have the right, power and authority to transact any business in the name of the Company to the degree authorized by the Board of Directors and to act for or on behalf of or to bind the Company to the degree authorized by the Board of Directors. Nothing contained in this Agreement shall require any person to inquire into the authority of the Directors to execute and deliver any document on behalf of the Company or to bind the Company pursuant to such document. In addition, the Board of Directors shall have the power and authority to appoint and remove, by resolution, one or more persons to act as agents of the Company to the degree authorized by the Board of Directors with the power and authority to transact business in the name of the Company and to act for or on behalf of or to bind the Company to the degree authorized by the Board of Directors.

4.2 Certain Powers of Board of Directors. Without limiting the generality of Section 4.1 above, the Board of Directors shall have power and authority, to cause the Company, in its own name:

(a) To purchase, lease or otherwise acquire or obtain the use of staff and personnel, and material, and other types of real and personal property that may be deemed necessary or desirable in connection with carrying on the business of the Company;

(b) To purchase liability, errors and omissions and other insurance to protect the Company's property and business;

(c) To invest any Company funds (by way of example but not limitation) in time deposits, short-term government obligations, commercial paper, money market mutual funds or other similar investments, including the lending of funds to the Member;

(d) To receive capital contributions from the Member;

(e) To establish a record date with respect to all actions to be taken hereunder that require a record date to be established, including with respect to allocations and distributions;

(f) To open, maintain and close bank accounts and establish accounts for the Company and draw checks and other orders for the payment of money, and pay the Company's operating expenses in the ordinary course of the Company's business;

(g) To execute all instruments and documents, including, without limitation, the following: checks; drafts; notes and other negotiable instruments; mortgages or deeds of trust; security agreements; financing statements; documents providing for the acquisition, mortgage or disposition of the Company's property; assignments; bills of sale; leases; partnership agreements; operating agreements of other limited liability companies; and any other instruments or documents necessary, in the opinion of the Board of Directors, to the business of the Company;

(h) To enter into any and all other agreements on behalf of the Company, with any other person for any purpose, in such forms as the Board of Directors may approve;

(i) To employ or engage property managers, brokers, finders, accountants, legal counsel, investment bankers, managing agents, or other experts or employees or agents to perform services for the Company and to compensate them from Company funds;

(j) To make distributions in accordance with Section 3.1;

(k) To furnish the Member with information relating to the Company;

(l) To prepare, or cause to be prepared, and file, on behalf of the Company, any required tax returns and to make any available or necessary elections in connection therewith;

(m) To do and perform all other acts as may be necessary or appropriate to the conduct of the Company's business.

Unless authorized in writing to do so by this Agreement or by the Board of Directors of the Company, no attorney-in-fact, employee, or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable for any purpose.

4.3 Contracts with Affiliates. The Board of Directors may cause the Company to enter into contracts relating to any of the transactions described in Section 4.2 above with the Member or any direct or indirect subsidiary of the Member.

4.4 Number, Tenure, and Qualifications of Directors. The number of, and members of, the Board of Directors shall be determined by the Member as evidenced by a written instrument or consent filed with the records of the Company. Each Director shall hold office until the next annual meeting of the Member and, if later, until a qualified successor has been appointed or elected and qualified as provided herein, or until the Director's death, resignation or removal, if sooner. Directors need not be Members or residents of the State of Delaware but must be natural persons.

4.5 Meetings of the Board of Directors; Action by Board of Directors.

(a) Frequency and Place of Meetings. The Board of Directors shall meet as often as is necessary or desirable to carry out its functions on such dates and times as the Board of Directors may determine from time to time. Meetings of the Board of Directors shall be held at such place within the State of Illinois that has been designated from time to time by the Board of Directors. Notice of the date, time and purpose of each regular and special meeting shall be delivered personally or by telephone to each Director or sent by first class mail or facsimile transmission, charges prepaid, addressed to each Director at his or her address or facsimile address or number as appears on the records of the Company at least two days prior to the date scheduled for a meeting. A Director may waive the requirement of notice of a meeting either by attending a meeting for which notice was not given or executing a written waiver before or after such meeting.

(b) Action by Written Consent. Any action required or permitted to be taken at any meeting of the Board of Directors or any committee thereof may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken shall be signed by the Directors having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting.

(c) Quorum; Attendance by Telephone; Vote. A majority of the Directors shall be necessary to constitute a quorum for the transaction of business, and the acts of a majority of the Directors present and voting at a meeting at which a quorum is present shall be the acts of the Board of Directors. Any one or all of the Directors may participate in a meeting of the Board of Directors by means of a conference telephone or similar communication device that allows all persons participating in the meeting to simultaneously hear each other during the meeting, and such participation in the meeting shall be equivalent of being present in person at such meeting. For each Board of Directors decision, each Director shall have one vote. There shall not be classes of Directors. Unless otherwise provided in the Agreement, on any matter that is to be voted on by Directors, the Directors may vote in person or by proxy.

(d) Records. The Company shall maintain within the State of Illinois permanent written records of all actions taken by the Directors pursuant to any provision of this Agreement, including minutes of all meetings of the Board of Directors and copies of all actions taken by written consent of the Directors.

4.6 **Directors Have No Exclusive Duty to Company**. The Directors shall not be required to manage the Company as their sole and exclusive function and they may have other business interests and may engage in other activities in addition to those relating to the Company. Neither the Company nor any Member shall have any right, by virtue of this Agreement, to share or participate in such other investments or activities of the Directors or to the income or proceeds derived from such investments or activities. The Directors shall incur no liability to the Company or to any of the Members as a result of engaging in any other business or venture.

4.7 **Officers**. The Company may have such officers and agents with such respective rights and duties as the Directors may from time to time determine. The Directors may delegate to one or more agents, officers, employees or other persons (who shall not be deemed "managers" within the meaning of the Act or "directors" for purposes of this Agreement) any and all powers to manage the Company that the Directors possess under this Agreement and the Act. The officers shall serve at the pleasure of the Board of Directors and until their qualified successor or successors shall be duly elected. The officers, in the performance of their duties as such, shall owe to the Company duties of loyalty and due care of the type owed by the officers of a corporation to such corporation and its stockholders under the laws of the State of Delaware.

4.8 **Resignation of Directors**. Any Director of the Company may resign at any time by giving written notice to the Member and the secretary of the Company, if any, and, if not, to the other remaining Directors. The resignation of any Director shall take effect upon receipt of that notice or at such later time as shall be specified in the notice; and, unless otherwise specified in the notice, the acceptance of the resignation shall not be necessary to make it effective. The resignation of a Director shall not constitute the withdrawal of the Member.

4.9 **Vacancies on Board of Directors**. In the event that a vacancy occurs for any reason in the Board of Directors of the Company, a special meeting of the Member may be called by the Member for the purpose of electing a Director to fill such vacancy in accordance with Section 4.4. In the absence of such a special meeting, any vacancy in the Board of Directors shall be filled in accordance with Section 4.4 at the next annual meeting of the Member.

4.10 **Compensation of Directors and Others**. The Directors shall not be entitled to receive compensation for their services as Directors. The Member acknowledges that one or more Directors may act in various capacities with respect to the Company and that, in exchange for services rendered in connection with the Company (other than services relating to the Board of Directors), the Directors and companies and persons affiliated with them may receive such fees and compensation as are fixed by the Board of Directors, with the approval of the Member. The Board of Directors expressly reserves the right to contract for management, consulting or other services with an affiliated or unaffiliated company; provided that any such contracts shall be subject to the provisions of Section 4.3 of this Agreement (if any), and that fees and other compensation paid to affiliates of a Director may not exceed market rates for similar services in the same region.

4.11 Voting Powers of Member.

(a) General Rules. The Member, as such, shall not have any voting rights or take any part in the day-to-day management or conduct of the business of the Company, nor shall the Member have any right or authority to act for or bind the Company. Actions and decisions that do require the approval of the Member pursuant to any provision of this Agreement or applicable law may be authorized or made by affirmative vote of the Member. Such vote may be taken at a meeting of the Member or by written consent without a meeting.

(b) Meetings. An annual meeting of the Member may be held for the purpose of electing Directors and conducting such additional business as shall properly come before the meeting in each calendar year. The Board of Directors shall, by resolution, set the date, time and location within the State of Illinois of any such annual meeting. In addition, Member may call a meeting within the State of Illinois to consider approval of an action or decision under any provision of this Agreement.

(c) Action by Written Consent. Any action required or permitted to be taken at a meeting of the Member may be taken without a meeting if, prior or subsequent to the action, a written consent in lieu of a meeting, setting forth the action so taken or to be taken shall be signed by such Member.

(d) Records. The Company shall maintain permanent written records of all actions taken by the Member pursuant to any provision of this Agreement, including minutes of all meetings of the Member, copies of all actions taken by written consent of the Member.

ARTICLE V
TRANSFER OF MEMBERSHIP INTERESTS

5.1 **General Restriction.** Until and unless this Agreement is appropriately amended to contemplate the admission of additional members, the Member may not transfer, whether voluntarily or involuntarily, any portion of its membership interest in the Company; provided, however, that the Member may assign or otherwise transfer its membership interest to any of its direct or indirect subsidiaries ("permitted transfers"). For purposes of this Agreement, a "transfer" includes, but is not limited to, any sale, assignment, gift, exchange, pledge, hypothecation, collateral assignment or creation of any security interest.

5.2 **Single Member.** Until and unless this Agreement is appropriately amended to contemplate the admission of additional members, the Company shall at all times have only one Member.

ARTICLE VI
DISSOCIATION OF THE MEMBER

6.1 Dissociation. The Member shall not be entitled voluntarily to withdraw, resign or dissociate from the Company or assign its membership interest prior to the dissolution and winding-up of the Company, and any attempt by the Member to do so shall be ineffective; provided, however, that "permitted transfers" under Section 5.1 shall not be a violation of this Section 6.1.

ARTICLE VII
DISSOLUTION AND LIQUIDATION

7.1 Events Triggering Dissolution. The Company shall dissolve and commence winding up and liquidation upon the first to occur of any of the following ("Liquidating Events"):

(a) the written consent of the Member; or

(b) the entry of a decree of judicial dissolution under Section 18-802 of the Act.

The Company shall not be dissolved for any other reason, including without limitation, the Member's becoming bankrupt or executing an assignment for the benefit of creditors and any such bankruptcy or assignment (unless a "permitted transfer" under Section 5.1) shall not effect a transfer of any portion of Member's membership interest in the Company.

7.2 Liquidation. Upon dissolution of the Company in accordance with Section 7.1, the Company shall be wound up and liquidated by the Member or by a liquidating manager selected by the Board of Directors. The proceeds of such liquidation shall be applied and distributed in the following order of priority:

(a) to creditors, including the Member if it is a creditor, in the order of priority as established by law, in satisfaction of liabilities of the Company (whether by payment or the making of reasonable provision for payment thereof) other than liabilities for which reasonable provision for payment has been made and liabilities for distributions to the Member under the Act; and then

(b) to the setting up of any reserves in such amount and for such period as shall be necessary to make reasonable provisions for payment of all contingent, conditional or unmatured claims and obligations known to the Company and all claims and obligations known to the Company but for which the identity of the claimant is unknown; and then

(c) to the Member, which liquidating distribution may be made to the Member in cash or in kind, or partly in cash and partly in kind.

7.3 Certificate of Dissolution. Upon the dissolution of the Company and the completion of the liquidation and winding up of the Company's affairs and business, the Board of Directors or the liquidating manager shall on behalf of the Company prepare and file a certificate of dissolution with the Secretary of State of the State of Delaware, if and as required by the Act. When such certificate is filed, the Company's existence shall cease.

ARTICLE VIII
ACCOUNTING AND FISCAL MATTERS

8.1 Fiscal Year. The fiscal year of the Company shall be the calendar year.

8.2 Method of Accounting. The Member shall select a method of accounting for the Company as deemed necessary or advisable and shall keep, or cause to be kept, full and accurate records of all transactions of the Company in accordance with sound accounting principles consistently applied.

8.3 Financial Books and Records. All books of account shall, at all times, be maintained in the principal office of the Company or at such other location within the State of Illinois as specified by the Member.

ARTICLE IX
INDEMNIFICATION

9.1 Liability of Officers and Directors; Limits. No Director or officer of the Company shall be liable to the Company or to any Member for any loss or damage sustained by the Company or to any Member, unless the loss or damage shall have been the result of:

(a) gross negligence, fraud or intentional misconduct, bad faith or knowing violation of law by the Director or officer in question;

(b) a breach of the duty of loyalty of such Director or officer to the Company or the Member;

(c) a transaction from which the officer or Director derived an improper personal benefit;

(d) in the case of an officer, breach of such person's duties pursuant to Section 4.7; (the conduct described in each of the foregoing clauses (a) through (d), inclusive, being hereinafter referred to as "Improper Conduct"). In performing his or her duties, each such person shall be entitled to rely in good faith on the provisions of this Agreement and on information, opinions, reports or statements (including financial statements and information, opinions, reports or statements as to the value or amount of the assets, liabilities, profits or losses of the Company or any facts pertinent to the existence and amount of assets from which distributions to the Member might properly be paid) of the following other persons or groups: one or more officers or employees of the Company; any attorney, independent accountant, appraiser or other expert or professional employed or engaged by or on behalf of the Company; any Director; or any other person who has been selected with reasonable care by or on behalf of the Company or the Member, in each case as to matters which such relying person reasonably believes to be within such other person's competence. The preceding sentence shall in no way limit any person's right to rely on information to the extent provided in Section 18-406 of the Act.

9.2 Limited Liability. Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member, Director or officer of the Company shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member, Director or officer of the Company. The Member shall not be required to lend any funds to the Company. If and to the extent the Member's Capital Contribution shall be fully paid, the Member shall not, except as required by the express provisions of the Act regarding repayment of sums wrongfully distributed to the Member, be required to make any further contributions.

9.3 Right to Indemnification. Subject to the limitations and conditions as provided in this Article 9, each person who was or is made a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or arbitrative (hereinafter a "Proceeding"), or any appeal in such a Proceeding or any inquiry or investigation that could lead to such a Proceeding, by reason of the fact that he, or a person of which he is the legal representative, is or was a Director, Member or officer shall be indemnified by the Company to the fullest extent permitted by applicable law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment) against judgments, penalties (including excise and similar taxes and punitive damages), fines, settlements and reasonable expenses (including, without limitation, reasonable attorneys' fees) actually incurred by such person in connection with such Proceeding, appeal, inquiry or investigation, and indemnification under this Article 9 shall continue as to a person who has ceased to serve in the capacity which initially entitled such person to indemnity hereunder. The rights granted pursuant to this Article 9 shall be deemed contract rights, and no amendment, modification or repeal of this Article 9 shall have the effect of limiting or denying any such rights with respect to actions taken or Proceedings, appeals, inquiries or investigations arising prior to any amendment, modification or repeal. It is expressly acknowledged that the indemnification provided in this Article 9 could involve indemnification for negligence or under theories of strict liability. Notwithstanding the foregoing, no such indemnity shall extend to any officer or Director to the extent that any Proceeding or such judgment, penalty, fine, settlement or expense results from Improper Conduct on the part of such officer or Director.

9.4 Advance Payment. The right to indemnification conferred in this Article 9 shall include the right to be paid or reimbursed by the Company the reasonable expenses incurred by a person of the type entitled to be indemnified under Section 9.3 who was, is or is threatened to be, made a named defendant or respondent in a Proceeding in advance of the final disposition of the Proceeding and without any determination as to the person's ultimate entitlement to indemnification; provided, however, that the payment of such expenses incurred by any such person in advance of the final disposition of a Proceeding shall be made only upon delivery to the

Company of a written affirmation by such person of his or her good faith belief that he has met the standard of conduct necessary for indemnification under Article 9 and a written undertaking, by or on behalf of such person, to repay all amounts so advanced if it shall ultimately be determined that such indemnified person is not entitled to be indemnified under this Article 9 or otherwise.

9.5 Indemnification of Employees and Agents. The Company, upon the direction of the Board of Directors, may indemnify and advance expenses to an employee or agent of the Company to the same extent and subject to the same conditions under which it may indemnify and advance expenses under Sections 9.3 and 9.4. Notwithstanding the foregoing, no such indemnity shall extend to any employee or agent to the extent that any Proceeding or judgment, penalty, fine, settlement or expenses result from Improper Conduct on the part of such employee or agent.

9.6 Appearance as a Witness. Notwithstanding any other provision of this Article 9, the Company may pay or reimburse reasonable out-of-pocket expenses incurred by any Member, Director, officer or agent in connection with his or her appearance as a witness or other participation in a Proceeding at a time when he is not a named defendant or respondent in the Proceeding.

9.7 Nonexclusivity of Rights. The right to indemnification and the advancement and payment of expenses conferred in this Article 9 shall not be exclusive of any other right that a Member, Director, officer or other person indemnified pursuant to this Article 9 may have or hereafter acquire under any law (common or statutory) or provision of this Agreement.

9.8 Insurance. The Company may purchase and maintain (if and to the extent feasible, as determined by the Board of Directors) insurance, at its expense, to protect itself and any Director, officer or agent of the Company who is or was serving at the request of the Company as a manager, representative, director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under this Article 9.

9.9 Savings Clause. If this Article 9 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each person indemnified pursuant to this Article 9 as to costs, charges and expenses (including reasonable attorneys' fees), judgments, fines and amounts paid in settlement with respect to any such Proceeding, appeal, inquiry or investigation to the full extent permitted by any applicable portion of this Article 9 that shall not have been invalidated and to the fullest extent permitted by applicable law.

ARTICLE X
MISCELLANEOUS

10.1 Binding Effect. Except as otherwise provided in this Agreement to the contrary, this Agreement shall be binding upon and inure to the benefit of the Member and, subject to Article V, its successors and assigns.

10.2 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without reference to conflict of laws principles.

10.3 Severability. The invalidity or unenforceability of any particular provision of this Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted.

10.4 Gender. As used in this Agreement, the masculine gender shall include the feminine and the neuter, and vice versa and the singular shall include the plural.

IN WITNESS WHEREOF, the Member has signed this instrument on and as of the date first written above.

EXELON CORPORATION

By: Pamela B. Strobel

Name: Pamela B. Strobel

Title: Executive Vice President

State of Delaware

Office of the Secretary of State PAGE 1

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY "EXELON VENTURES COMPANY, LLC" IS DULY FORMED UNDER THE LAWS OF THE STATE OF DELAWARE AND IS IN GOOD STANDING AND HAS A LEGAL EXISTENCE SO FAR AS THE RECORDS OF THIS OFFICE SHOW, AS OF THE NINTH DAY OF JANUARY, A.D. 2001.

AND I DO HEREBY FURTHER CERTIFY THAT THE ANNUAL TAXES HAVE NOT BEEN ASSESSED TO DATE.

Harriet Smith Windsor

Secretary of State

3335627 8300

010013169

AUTHENTICATION: 0904704

DATE: 01-09-01

State of Delaware

Office of the Secretary of State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED ARE TRUE AND CORRECT COPIES OF ALL DOCUMENTS ON FILE OF "EXELON VENTURES COMPANY, LLC" AS RECEIVED AND FILED IN THIS OFFICE.

THE FOLLOWING DOCUMENTS HAVE BEEN CERTIFIED:

CERTIFICATE OF FORMATION, FILED THE TWENTY-NINTH DAY OF DECEMBER, A.D. 2000, AT 4:30 O'CLOCK P.M.

AND I DO HEREBY FURTHER CERTIFY THAT THE EFFECTIVE DATE OF THE AFORESAID CERTIFICATE OF FORMATION IS THE FIRST DAY OF JANUARY, A.D. 2001, AT 12:01 O'CLOCK A.M.

AND I DO HEREBY FURTHER CERTIFY THAT THE AFORESAID CERTIFICATES ARE THE ONLY CERTIFICATES ON RECORD OF THE AFORESAID LIMITED LIABILITY COMPANY.

Harriet Smith Windsor

Secretary of State

3335627 8100H

010013169

AUTHENTICATION: 0904705

DATE: 01-09-01

CERTIFICATE OF FORMATION

OF

EXELON VENTURES COMPANY, LLC

This Certificate of Formation of Exelon Ventures Company, LLC (the "LLC"), dated as of December 29, 2000, is being duly executed and filed by PECO Energy Company, a Pennsylvania corporation, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del.C. §18-101, et seq.).

FIRST. The name of the limited liability company formed hereby is Exelon Ventures Company, LLC.

SECOND. The address of the registered office of the LLC in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801

THIRD. The name and address of the registered agent for service of process on the LLC in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801

FOURTH. This Certificate of Formation shall be effective on January 1, 2001 at 12:01 a.m.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first above written.

PECO ENERGY COMPANY
2301 Market Street, Philadelphia, PA 19103

By: [signature]
Name: Jenifer Frial Newman
Title: Organizer/Authorized Person

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 04:30 PM 12/29/2000
010001025 - 3335627

Seq # 30

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OF

EXELON VENTURES COMPANY, LLC

(a Delaware limited liability company)

This **LIMITED LIABILITY COMPANY OPERATING AGREEMENT of EXELON VENTURES COMPANY, LLC,** made as of January 1, 2001, by PECO Energy Company, a Pennsylvania corporation (the "Member"). The Member, intending to be legally bound, hereby sets forth the terms of the agreement as to the affairs of, and the conduct of the business of, a limited liability company (the "Company") to be managed by the Member, as follows:

ARTICLE 1

FORMATION, PURPOSE AND DEFINITIONS

1.1 **Establishment of Limited Liability Company**. The Member has caused a limited liability company to be established and organized on or about December 27, 2000 pursuant to the provisions of the Delaware Limited Liability Company Act (6 Del.C. 18-101, et seq.), as amended (the "Act"), to carry on a business for profit. This Agreement, in accordance with the Act, states terms relating to the governance and business affairs of the Company. The Member is hereby admitted to membership in the Company and, as provided in Section 5.2 shall be the sole Member of the Company.

1.2 **Name**. The name of the Company is Exelon Ventures Company, LLC. The Company may conduct its activities under any other name designated by the Member. The Member shall be responsible for complying with any registration requirements if an alternate name is used.

1.3 **Principal Place of Business of the Company**. The principal place of business of the Company shall be located at such location as the Member, in its discretion, may determine. The registered agent for the service of process, if any, and the registered office, if any, of the Company shall be the person (if any) and location stated in the Company's Certificate of Formation filed with the Office of the Secretary of State of the State of Delaware. The Member may, from time to time, change such registered agent and registered office, by appropriate filings as required by law.

1.4 Purpose. The Company's purpose shall be to engage in any business activity in which a limited liability company may engage under the Act.

1.5 Duration. Unless the Company shall be earlier terminated in accordance with Article 6, it shall continue in existence in perpetuity.

1.6 Other Activities of Member. The Member may engage in or possess an interest in other business ventures of any nature, whether or not similar to or competitive with the activities of the Company.

1.7 Federal Income Tax Status. The Company has elected to be treated as an entity for federal, state and local tax purposes to the extent permitted by law.

1.8 Reorganization and Restructurings. The Company shall have the right and authority, with the consent of the Member, to reorganize and restructure as needed.

1.9 Qualification in other Jurisdictions. The Member shall have the authority to qualify the Company to do business in any foreign jurisdiction in which the conduct of the Company's business or the Company's ownership or leasing of property requires such qualification or makes such qualification, in the judgment of the Member, necessary or desirable.

ARTICLE 2

CAPITAL CONTRIBUTIONS

2.1 Capital Contributions. The Member, as its contribution to the capital of the Company, has contributed $1,000 in cash to the Company. The receipt by the Member from the Company of any distributions whatsoever (whether pursuant to Section 3.1 or otherwise and whether or not such distributions may be considered a return of capital) shall not increase the Member's obligations under this Section 2.1.

2.2 **Additional Capital Contributions.** The Member may, but shall not be required to, make additional capital contributions to the Company.

2.3 **Limitation of Liability of Member**. The Member shall not have any liability or obligation for any debts, liabilities or obligations of the Company, or of any agent or employee of the Company, beyond the Member's capital contribution, except as may be expressly required by this Agreement or applicable law.

2.4 **Loans**. If the Member makes any loans to the Company, or advances money on his behalf, the amount of any such loan or advance shall not be deemed an increase in, or contribution to, the capital contribution of the Member. Interest shall accrue on any such loan at an annual rate agreed to by the Company and the Member (but not in excess of the maximum rate allowable under applicable usury laws).

ARTICLE 3

DISTRIBUTIONS

3.1 **Distributions**. The Company shall make distributions of cash or other assets to the Member at the times and in the manner that the Member deems appropriate and as permitted by applicable law.

ARTICLE 4

MANAGEMENT OF THE COMPANY

4.1 **Management by the Members; Voting Rights**. The Company shall be managed by the Member. There shall be no "manager" of the Company within the meaning of Section 18-401 of the Act. Subject to the requirements of the Act and this Agreement, the

Member shall have the right and power to perform, on behalf of and in the name of the Company, all acts required in connection with the formation, operation and dissolution of the Company.

4.2 **Action by Written Consent**. Any action by the Member may be taken in the form of a written consent rather than at a Member's meeting. The Company shall maintain a permanent record of all actions taken by the Member.

4.3 **Powers of the Member**. The Member shall have the power to do any and all acts necessary or convenient to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise, possessed by the Member under the laws of the State of Delaware. Without limiting the generality of the foregoing, the Member shall have the specific power and authority to cause the Company, in the Company's own name:

(a) To sell or otherwise dispose of all or substantially all of the assets of the Company (or a substantial portion of the assets) as part of a single transaction or plan so long as that disposition is not in violation of or a cause of a default under any other agreement to which the Company may be bound;

(b) To execute all instruments and documents, including, without limitation, checks; drafts; notes and other negotiable instruments; mortgages or deeds of trust; security agreements; financing statements; documents providing for the acquisition, mortgage or disposition of the Company's property; assignments; bills of sale; leases; partnership agreements; operating agreements of other limited liability companies; and any other instruments or documents necessary, in the opinion of the Member, to the business of the Company;

(c) To enter into any and all other agreements on behalf of the Company, with any other person for any purpose, in such form as the Member may approve;

(d) To make distributions in accordance with Section 3.1; and

(e) To do and perform all other acts as may be necessary or appropriate to the conduct of the Company's business.

Unless authorized in writing to do so by this Agreement or by the Member, no attorney-in- fact, employee, or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable pecuniarily for any purpose.

4.4 Officers.

(a) Designation and Appointment. The Member may, from time to time, employ and retain persons as may be necessary or appropriate for the conduct of the Company's business (subject to the supervision and control of the Member), including employees, agents and other persons who may be designated as officers of the Company, with titles including but not limited to "chief executive officer," "chairman," "president," "vice president," "treasurer," "secretary," "general manager," "director," "chief financial officer" and "chief operating officer," as and to the extent authorized by the Member. Any number of offices may be held by the same person. In its discretion, the Member may choose not to fill any office for any period as it may deem advisable. Officers need not be residents of the State of Delaware. Any officers so designated shall have such authority and perform such duties as the Member may, from time to time, delegate to them. The Member may assign titles to particular officers. Each officer shall hold office until his or her successor shall be duly designated and shall qualify, or until his or her death or until he shall resign or shall have been removed in the manner hereinafter provided. The salaries or other compensation, if any, of the officers of the Company shall be fixed from time to time by the Member.

(b) Resignation/Removal. Any officer may resign as such at any time.

Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the Member. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation. Any officer may be removed as such at any time with or without cause by the Member. Designation of an officer shall not of itself create any contractual or employment rights.

(c) Duties of Officers Generally. The officers, in the performance of their duties as such, shall owe to the Company duties of loyalty and due care of the type owed by the officers of a corporation to such corporation and its stockholders under the laws of the State of Delaware.

4.5 Member Has No Exclusive Duty to Company. The Member shall not be required to manage the Company as its sole and exclusive function and, as provided in Section 1.6, it may have other business interests and may engage in other activities in addition to those relating to the Company. The Company shall not have any right, by virtue of this Agreement, to share or participate in such other investments or activities of the Member or to the income or proceeds derived from such investments or activities. The Member shall incur no liability to the Company as a result of engaging in any other business or venture.

4.6 Indemnification. The Member shall, and any officer, employee or agent of the Company may in the Member's absolute discretion, be indemnified by the Company to the fullest extent permitted by applicable law.

ARTICLE 5

TRANSFER OF MEMBERSHIP INTERESTS

5.1 General Restriction. The Member may transfer all or any portion of its membership interest in the Company at any time or from time to time.

5.2 Single Member. Until and unless this Agreement is appropriately amended to contemplate the admission of additional members, the Company shall at all times have only one Member.

ARTICLE 6

DISSOLUTION AND LIQUIDATION

6.1 Events Triggering Dissolution. The Company shall dissolve and commence winding up and liquidation upon the first to occur of any of the following ("Liquidating Events"):

(a) the written consent of the Member; or

(b) the entry of a decree of judicial dissolution under the Act.

The Company shall not be dissolved for any other reason, including without limitation, the Member's becoming bankrupt or executing an assignment for the benefit of creditors.

6.2 Liquidation. Upon dissolution of the Company in accordance with Section 6.1, the Company shall be wound up and liquidated by the Member or by a liquidating manager selected by the Member. The proceeds of such liquidation shall be applied and distributed in the following order of priority:

(a) to creditors, including the Member if it is a creditor, in the order of priority as established by law, in satisfaction of liabilities of the Company (whether by payment or the making of reasonable provision for payment thereof) other than liabilities for which reasonable provision for payment has been made and liabilities for distributions to the Member under the Act; and then

(b) to the setting up of any reserves in such amount and for such period as shall be necessary to make reasonable provisions for payment of all contingent, conditional or unmatured claims and obligations known to the Company and all claims and obligations known to the Company but for which the identity of the claimant is unknown: and then

(c) to the Member, which liquidating distribution may be made to the Member in cash or in kind. or partly in cash and partly in kind.

6.3 **Certificate of Dissolution.** Upon the dissolution of the Company and the completion of the liquidation and winding up of the Company's affairs and business, the Member shall on behalf of the Company prepare and file a certificate of dissolution with the Office of the Secretary of the State of the State of Delaware, if and as required by the Act. When such certificate is filed, the Company's existence shall cease.

ARTICLE 7

ACCOUNTING AND FISCAL MATTERS

7.1 **Fiscal Year.** The fiscal year of the Company shall be the calendar year.

7.2 **Method of Accounting.** The Member shall select a method of accounting for the Company as deemed necessary or advisable and shall keep, or cause to be kept, full and accurate records of all transactions of the Company in accordance with sound accounting principles consistently applied.

7.3 **Financial Books and Records.** All books of account shall, at all times, be maintained in the principal office of the Company or at such other location as may be specified by the Member.

ARTICLE 8
RIGHTS AND OBLIGATIONS OF MEMBER; EXCULPATION AND INDEMNIFICATION

8.1 **No liability of Member.** The Member shall not have any duty to the

Company except as expressly set forth herein, in other written agreements or as otherwise required by applicable law.

8.2 Liability of Officers and Managers; Limits. No Manager or officer of the Company shall be liable to the Company or to any Member for any loss or damage sustained by the Company or to any Member, unless the loss or damage shall have been the result of:

(a) gross negligence, fraud or intentional misconduct, bad faith or knowing violation of law by the Manager or officer in question;

(b) a breach of the duty of loyalty of such Manager or officer to the Company or the Members;

(c) a transaction from which the officer or Manager derived an improper personal benefit;

(d) in the case of an officer, breach of such person's duties pursuant to Section 4.2(c);

(the conduct described in each of the foregoing clauses (a) through (d), inclusive, being hereinafter referred to as "Improper Conduct"). In performing his or her duties, each such person shall be entitled to rely in good faith on the provisions of this Agreement and on information, opinions, reports or statements (including financial statements and information, opinions, reports or statements as to the value or amount of the assets, liabilities, profits or losses of the Company or any facts pertinent to the existence and amount of assets from which distributions to the Member might properly be paid) of the following other persons or groups: one or more officers or employees of the Company; any attorney, independent accountant, appraiser or other expert or professional employed or engaged by or on behalf of the Company; any Manager; or any other person who has been selected with reasonable care by or on behalf of the Company or the

Member, in each case as to matters which such relying person reasonably believes to be within such other person's competence. The preceding sentence shall in no way limit any person's right to rely on information to the extent provided in Section 18-406 of the Act.

8.3 **Limited Liability**. Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member, Manager or officer of the Company shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member, Manager or officer of the Company. The Member shall not be required to lend any funds to the Company. If and to the extent the Member's Capital Contribution shall be fully paid, the Member shall not, except as required by the express provisions of the Act regarding repayment of sums wrongfully distributed to the Member, be required to make any further contributions.

8.4 **Right to Indemnification**. Subject to the limitations and conditions as provided in this Article 8, each person who was or is made a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or arbitrative (hereinafter a "Proceeding"), or any appeal in such a Proceeding or any inquiry or investigation that could lead to such a Proceeding, by reason of the fact that he, or a person of which he is the legal representative, is or was a Manager, Member or officer shall be indemnified by the Company to the fullest extent permitted by applicable law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment) against judgments, penalties (including excise and similar taxes and punitive damages), fines, settlements and reasonable expenses (including, without limitation, reasonable attorneys' fees) actually incurred by such person in connection with such Proceeding, appeal, inquiry or investigation, and indemnification under this Article 8 shall continue as to a person who has ceased to serve in the capacity which initially entitled such person to indemnity hereunder. The rights granted pursuant to this Article 8 shall be deemed contract rights, and no amendment, modification or repeal of this Article 8 shall have the effect of limiting or denying any such rights with respect to actions taken or Proceedings, appeals, inquiries or investigations arising prior to any amendment, modification or repeal. It is expressly acknowledged that the indemnification provided in this Article 8 could involve indemnification for negligence or under theories of strict liability. Notwithstanding the foregoing, no such indemnity shall extend to any officer or Manager to the extent that any Proceeding or such judgment, penalty, fine, settlement or expense results from Improper Conduct on the part of such officer or Manager.

8.5 **Advance Payment**. The right to indemnification conferred in this Article 8 shall include the right to be paid or reimbursed by the Company the reasonable expenses incurred by a person of the type entitled to be indemnified under Section 8.6 who was, is or is threatened to be, made a named defendant or respondent in a Proceeding in advance of the final disposition of the Proceeding and without any determination as to the person's ultimate entitlement to indemnification; provided, however, that the payment of such expenses incurred by any such person in advance of the final disposition of a Proceeding shall be made only upon delivery to the Company of a written affirmation by such person of his or her good faith belief that he has met the standard of conduct necessary for indemnification under Article 8 and a written undertaking, by or on behalf of such person, to repay all amounts so advanced if it shall ultimately be determined that such indemnified person is not entitled to be indemnified under this Article 8 or otherwise.

8.6 Indemnification of Employees and Agents. The Company, upon the direction of the Member, may indemnify and advance expenses to an employee or agent of the Company to the same extent and subject to the same conditions under which it may indemnify and advance expenses under Sections 8.5 and 8.6. Notwithstanding the foregoing, no such indemnity shall extend to any employee or agent to the extent that any Proceeding or judgment, penalty, fine, settlement or expenses result from Improper Conduct on the part of such employee or agent.

8.7 Appearance as a Witness. Notwithstanding any other provision of this Article 8, the Company may pay or reimburse reasonable out-of-pocket expenses incurred by any Member, Manager, officer or agent in connection with his or her appearance as a witness or other participation in a Proceeding at a time when he is not a named defendant or respondent in the Proceeding.

8.8 Nonexclusivity of Rights. The right to indemnification and the advancement and payment of expenses conferred in this Article 8 shall not be exclusive of any other right that a Member, Manager, officer or other person indemnified pursuant to this Article 8 may have or hereafter acquire under any law (common or statutory) or provision of this Agreement.

8.9 Insurance. The Company may purchase and maintain (if and to the extent feasible, as determined by the Member) insurance, at its expense, to protect itself and any Manager, officer or agent of the Company who is or was serving at the request of the Company as a manager, representative, director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under this Article 8.

8.10 Savings Clause. If this Article 8 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each person indemnified pursuant to this Article 8 as to costs, charges and expenses (including reasonable attorneys' fees), judgments, fines and amounts paid in settlement with respect to any such Proceeding, appeal, inquiry or investigation to the full extent permitted by any applicable portion of this Article 8 that shall not have been invalidated and to the fullest extent permitted by applicable law.

ARTICLE 9

MISCELLANEOUS

9.1 **Binding Effect**. Except as otherwise provided in this Agreement to the contrary, this Agreement shall be binding upon and inure to the benefit of the Member and, subject to Article 5, its successors and assigns.

9.2 **Governing Law**. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without reference to conflict of laws principles.

9.3 **Severability**. The invalidity or unenforceability of any particular provision of this Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted.

9.4 Gender. As used in this Agreement, the masculine gender shall include the feminine and the neuter, and vice versa and the singular shall include the plural.

IN WITNESS WHEREOF, the Member has signed this instrument as of the date first written above.

PECO ENERGY COMPANY

By: [signature]
Name: Todd D. Cutler
Title: Assistant Secretary

Name of Respondent	This Report Is:	Date of Report	Year of Report
PECO Energy Company	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2001

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION, AMORTIZATION AND DEPLETION

Line No.	Classification (a)	Total (b)	Electric (c)
1	Utility Plant		
2	In Service		
3	Plant in Service (Classified)	5,738,817,565	4,058,184,499
4	Property Under Capital Leases		
5	Plant Purchased or Sold		
6	Completed Construction not Classified		
7	Experimental Plant Unclassified		
8	Total (3 thru 7)	5,738,817,565	4,058,184,499
9	Leased to Others		
10	Held for Future Use	1,837,016	1,820,607
11	Construction Work in Progress	91,104,987	45,129,699
12	Acquisition Adjustments		
13	Total Utility Plant (8 thru 12)	5,831,759,568	4,105,134,805
14	Accum Prov for Depr, Amort, & Depl	1,789,556,769	1,340,892,340
15	Net Utility Plant (13 less 14)	4,042,202,799	2,764,242,465
16	Detail of Accum Prov for Depr, Amort & Depl		
17	In Service:		
18	Depreciation	1,789,556,769	1,340,892,340
19	Amort & Depl of Producing Nat Gas Land/Land Right		
20	Amort of Underground Storage Land/Land Rights		
21	Amort of Other Utility Plant		
22	Total In Service (18 thru 21)	1,789,556,769	1,340,892,340
23	Leased to Others		
24	Depreciation		
25	Amortization and Depletion		
26	Total Leased to Others (24 & 25)		
27	Held for Future Use		
28	Depreciation		
29	Amortization		
30	Total Held for Future Use (28 & 29)		
31	Abandonment of Leases (Natural Gas)		
32	Amort of Plant Acquisition Adj		
33	Total Accum Prov (equals 14) (22,26,30,31,32)	1,789,556,769	1,340,892,340

Name of Respondent	This Report Is:	Date of Report	Year of Report
PECO Energy Company	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) / /	Dec. 31, 2001

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION AMORTIZATION AND DEPLETION

Gas (d)	Other (Specify) (e)	Other (Specify) (f)	Other (Specify) (g)	Common (h)	Line No.
					1
					2
1,280,787,698				399,845,368	3
					4
					5
					6
					7
1,280,787,698				359,845,368	8
					9
2,259				14,150	10
8,256,854				37,718,434	11
					12
1,289,046,811				437,577,952	13
345,175,697				103,488,732	14
843,871,114				334,089,220	15
					16
					17
345,175,697				103,488,732	18
					19
					20
					21
345,175,697				103,488,732	22
					23
					24
					25
					26
					27
					28
					29
					30
					31
					32
345,175,697				103,488,732	33

Name of Respondent	This Report Is:	Date of Report	Year of Report
PECO Energy Company	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2001

NUCLEAR FUEL MATERIALS (Account 120.1 through 120.6 and 157)

1. Report below the costs incurred for nuclear fuel materials in process of fabrication, on hand, in reactor, and in cooling; owned by the respondent.
2. If the nuclear fuel stock is obtained under leasing arrangements, attach a statement showing the amount of nuclear fuel leased, the quantity used and quantity on hand, and the costs incurred under such leasing arrangements.

Line No.	Description of item (a)	Balance Beginning of Year (b)	Changes during Year Additions (c)
1	Nuclear Fuel in process of Refinement, Conv, Enrichment & Fab (120.1)		
2	Fabrication		
3	Nuclear Materials	64,324,087	
4	Allowance for Funds Used during Construction	-526,356	
5	(Other Overhead Construction Costs)		
6	SUBTOTAL (Total 2 thru 5)	63,797,731	
7	Nuclear Fuel Materials and Assemblies		
8	In Stock (120.2)		
9	In Reactor (120.3)	643,958,793	
10	SUBTOTAL (Total 8 & 9)	643,958,793	
11	Spent Nuclear Fuel (120.4)	956,285,450	
12	Nuclear Fuel Under Capital Leases (120.6)		
13	(Less) Accum Prov for Amortization of Nuclear Fuel Assem (120.5)	1,393,142,710	
14	TOTAL Nuclear Fuel Stock (Total 6, 10, 11, 12, less 13)	270,899,264	
15	Estimated net Salvage Value of Nuclear Materials in line 9		
16	Estimated net Salvage Value of Nuclear Materials in line 11		
17	Est Net Salvage Value of Nuclear Materials in Chemical Processing		
18	Nuclear Materials held for Sale (157)		
19	Uranium		
20	Plutonium		
21	Other		
22	TOTAL Nuclear Materials held for Sale (Total 19, 20, and 21)		

Name of Respondent	This Report Is:	Date of Report	Year of Report
PECO Energy Company	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) / /	Dec. 31, 2001

NUCLEAR FUEL MATERIALS (Account 120.1 through 120 6 and 157)

Changes during Year		Balance	Line
Amortization (d)	Other Reductions (Explain in a footnote) (e)	End of Year (f)	No
[redacted]			1
[redacted]			2
[redacted]	64,324,087		3
[redacted]	-526,356		4
[redacted]			5
[redacted]	[redacted]		6
[redacted]	[redacted]		7
			8
	643,958,793		9
[redacted]	[redacted]		10
	956,285,450		11
			12
	1,393,142,710		13
[redacted]	[redacted]		14
[redacted]	[redacted]		15
[redacted]	[redacted]		16
[redacted]	[redacted]		17
			18
			19
			20
			21
[redacted]	[redacted]		22

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
PECO Energy Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 202 Line No.: 3 Column: e

"Other Reductions" represent the transfer of the non-regulated assets and liabilities of PECO as a result of the corporate restructuring effective January 1, 2001. See Note 2 - Corporate Restructuring of the Notes to Financial Statements on page 122.

Name of Respondent	This Report Is:	Date of Report	Year of Report
PECO Energy Company	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) / /	Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106)

1. Report below the original cost of electric plant in service according to the prescribed accounts.
2. In addition to Account 101, Electric Plant in Service (Classified), this page and the next include Account 102, Electric Plant Purchased or Sold; Account 103, Experimental Electric Plant Unclassified, and Account 106, Completed Construction Not Classified-Electric.
3. Include in column (c) or (d), as appropriate, corrections of additions and retirements for the current or preceding year.
4. Enclose in parentheses credit adjustments of plant accounts to indicate the negative effect of such accounts.
5. Classify Account 106 according to prescribed accounts, on an estimated basis if necessary, and include the entries in column (c). Also to be included in column (c) are entries for reversals of tentative distributions of prior year reported in column (b). Likewise, if the respondent has a significant amount of plant retirements which have not been classified to primary accounts at the end of the year, include in column (d) a tentative distribution of such retirements, on an estimated basis, with appropriate contra entry to the account for accumulated depreciation provision. Include also in column (d) reversals of tentative distributions of prior year of unclassified retirements. Show in a footnote the account distributions of these tentative classifications in columns (c) and (d), including the reversals of the prior years tentative account distributions of these amounts. Careful observance of the above

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
1	1. INTANGIBLE PLANT		
2	(301) Organization		
3	(302) Franchises and Consents	162,934	
4	(303) Miscellaneous Intangible Plant	109,573,880	
5	TOTAL Intangible Plant (Enter Total of lines 2, 3, and 4)	109,736,814	
6	2. PRODUCTION PLANT		
7	A. Steam Production Plant		
8	(310) Land and Land Rights	5,619,412	
9	(311) Structures and Improvements	242,249,142	
10	(312) Boiler Plant Equipment	819,967,687	
11	(313) Engines and Engine-Driven Generators		
12	(314) Turbogenerator Units	228,047,219	
13	(315) Accessory Electric Equipment	91,996,174	
14	(316) Misc. Power Plant Equipment	20,263,484	
15	TOTAL Steam Production Plant (Enter Total of lines 8 thru 14)	1,408,143,118	
16	B. Nuclear Production Plant		
17	(320) Land and Land Rights	15,293,133	
18	(321) Structures and Improvements	1,985,954,360	
19	(322) Reactor Plant Equipment	4,716,391,770	
20	(323) Turbogenerator Units	1,019,062,384	
21	(324) Accessory Electric Equipment	1,194,749,519	
22	(325) Misc. Power Plant Equipment	424,222,938	
23	TOTAL Nuclear Production Plant (Enter Total of lines 17 thru 22)	9,355,674,104	
24	C. Hydraulic Production Plant		
25	(330) Land and Land Rights	1,420,823	
26	(331) Structures and Improvements	18,374,968	
27	(332) Reservoirs, Dams, and Waterways	34,439,961	
28	(333) Water Wheels, Turbines, and Generators	73,412,992	
29	(334) Accessory Electric Equipment	13,837,139	
30	(335) Misc. Power PLant Equipment	10,717,935	
31	(336) Roads, Railroads, and Bridges	1,129,395	
32	TOTAL Hydraulic Production Plant (Enter Total of lines 25 thru 31)	153,333,213	
33	D. Other Production Plant		
34	(340) Land and Land Rights	880,158	
35	(341) Structures and Improvements	6,585,007	
36	(342) Fuel Holders, Products, and Accessories	24,273,458	
37	(343) Prime Movers		
38	(344) Generators	107,887,735	
39	(345) Accessory Electric Equipment	13,384,173	

Name of Respondent	This Report Is:	Date of Report	Year of Report
PECO Energy Company	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2001

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

instructions and the texts of Accounts 101 and 106 will avoid serious omissions of the reported amount of respondent's plant actually in service at end of year

6 Show in column (f) reclassifications or transfers within utility plant accounts Include also in column (f) the additions or reductions of primary account classifications arising from distribution of amounts initially recorded in Account 102, include in column (e) the amounts with respect to accumulated provision for depreciation, acquisition adjustments, etc., and show in column (f) only the offset to the debits or credits distributed in column (f) to primary account classifications

7. For Account 399, state the nature and use of plant included in this account and if substantial in amount submit a supplementary statement showing subaccount classification of such plant conforming to the requirement of these pages.

8. For each amount comprising the reported balance and changes in Account 102, state the property purchased or sold, name of vendor or purchase, and date of transaction If proposed journal entries have been filed with the Commission as required by the Uniform System of Accounts, give also date of such filing

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No
					1
					2
			162,934		3
		-109,573,880			4
		-109,573,880	162,934		5
					6
					7
		-5,619,412			8
		-242,249,142			9
		-819,967,687			10
					11
		-228,047,219			12
		-91,996,174			13
		-20,263,484			14
		-1,408,143,118			15
					16
		-15,293,133			17
		-1,985,954,360			18
		-4,716,391,770			19
		-1,019,062,384			20
		-1,194,749,519			21
		-424,222,938			22
		-9,355,674,104			23
					24
		-1,420,823			25
		-18,374,968			26
		-34,439,961			27
		-73,412,992			28
		-13,837,139			29
		-10,717,935			30
		-1,129,395			31
		-153,333,213			32
					33
		-880,158			34
		-6,585,007			35
		-24,273,458			36
					37
		-107,887,735			38
		-13,384,173			39

PECO Energy Company	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) / /	Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Line No	Account (a)	Balance Beginning of Year (b)	Additions (c)
40	(346) Misc. Power Plant Equipment	4,169,595	
41	TOTAL Other Prod. Plant (Enter Total of lines 34 thru 40)	157,180,126	
42	TOTAL Prod. Plant (Enter Total of lines 15, 23, 32, and 41)	11,074,330,561	
43	3. TRANSMISSION PLANT		
44	(350) Land and Land Rights	58,421,925	2,587,291
45	(352) Structures and Improvements	24,019,219	8,666
46	(353) Station Equipment	345,916,958	16,808,193
47	(354) Towers and Fixtures	237,934,650	1,188,929
48	(355) Poles and Fixtures	4,362,719	
49	(356) Overhead Conductors and Devices	123,640,876	2,599,172
50	(357) Underground Conduit	6,377,008	
51	(358) Underground Conductors and Devices	75,971,679	-67,730
52	(359) Roads and Trails	2,054,612	
53	TOTAL Transmission Plant (Enter Total of lines 44 thru 52)	878,699,644	23,124,521
54	4 DISTRIBUTION PLANT		
55	(360) Land and Land Rights	36,461,669	
56	(361) Structures and Improvements	51,122,955	4,631
57	(362) Station Equipment	574,874,955	35,911,752
58	(363) Storage Battery Equipment		
59	(364) Poles, Towers, and Fixtures	319,160,626	39,935,221
60	(365) Overhead Conductors and Devices	500,345,989	22,694,551
61	(366) Underground Conduit	218,088,837	14,645,207
62	(367) Underground Conductors and Devices	495,446,886	39,754,507
63	(368) Line Transformers	318,113,993	25,426,933
64	(369) Services	260,781,542	18,948,162
65	(370) Meters	160,675,379	13,286,945
66	(371) Installations on Customer Premises	999,855	
67	(372) Leased Property on Customer Premises		
68	(373) Street Lighting and Signal Systems	41,172,645	2,822,635
69	TOTAL Distribution Plant (Enter Total of lines 55 thru 68)	2,997,245,331	213,430,544
70	5 GENERAL PLANT		
71	(389) Land and Land Rights	1,876,819	
72	(390) Structures and Improvements	39,124,834	516,963
73	(391) Office Furniture and Equipment	15,572,924	19,602,953
74	(392) Transportation Equipment		
75	(393) Stores Equipment	1,027,211	10,175
76	(394) Tools, Shop and Garage Equipment	11,522,215	1,359,651
77	(395) Laboratory Equipment	20,403,514	
78	(396) Power Operated Equipment		
79	(397) Communication Equipment	10,761,513	
80	(398) Miscellaneous Equipment	3,725,822	20,280
81	SUBTOTAL (Enter Total of lines 71 thru 80)	104,014,852	21,510,022
82	(399) Other Tangible Property	-499,854,358	
83	TOTAL General Plant (Enter Total of lines 81 and 82)	-395,839,506	21,510,022
84	TOTAL (Accounts 101 and 106)	14,664,172,844	258,065,087
85	(102) Electric Plant Purchased (See Instr. 8)		
86	(Less) (102) Electric Plant Sold (See Instr. 8)		
87	(103) Experimental Plant Unclassified		
88	TOTAL Electric Plant in Service (Enter Total of lines 84 thru 87)	14,664,172,844	258,065,087

Name of Respondent	This Report Is:	Date of Report	Year of Report
PECO Energy Company	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) / /	Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No
		-4,169,595			40
		-157,180,126			41
		-11,074,330,561			42
[redacted]					43
215,344		378,125	61,171,997		44
		-2,385,508	21,642,377		45
253,622	-120,530	-53,566,835	308,784,164		46
		238,191	239,361,770		47
		1,471,173	5,833,892		48
1,118,130		-9,940	125,111,978		49
		12,447	6,389,453		50
		655,465	76,559,414		51
			2,054,612		52
1,587,096	-120,530	-53,206,882	846,909,657		53
[redacted]					54
57,862		-150,572	36,253,235		55
		-1,837,015	49,280,571		56
2,242,708	339,986	-34,000,000	574,883,985		57
					58
3,044,974		779,083	356,829,956		59
2,507,097		3,268,530	523,801,973		60
288,086		-456,089	231,989,869		61
4,929,196		-5,167,959	525,104,238		62
		347,589	343,888,515		63
715,226		-6,537,676	272,476,802		64
470		902,377	194,864,231		65
		30,268	1,030,123		66
					67
1,145,320		4,452,682	47,302,642		68
14,930,939	339,986	-38,368,782	3,157,716,140		69
[redacted]					70
		-268,851	1,607,968		71
		-18,880,229	20,761,568		72
18,357,695	5,097,073	-15,143,209	6,772,046		73
					74
		-141,004	896,382		75
704		-3,222,054	9,659,108		76
		-20,102,625	300,889		77
					78
	8,460,695	-8,624,964	10,597,244		79
15,210		-930,329	2,800,563		80
18,373,609	13,557,768	-67,313,265	53,395,768		81
		499,854,358			82
18,373,609	13,557,768	432,541,093	53,395,768		83
34,891,644	13,777,224	-10,842,939,012	4,058,184,499		84
					85
					86
					87
34,891,644	13,777,224	-10,842,939,012	4,058,184,499		88

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
PECO Energy Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 204 Line No.: 4 Column: f

"Transfers" represent the transfer of the non-regulated assets and liabilities of PECO as a result of the corporate restructuring effective January 1, 2001. See Note 2 - Corporate Restructuring of the Notes to Financial Statements on page 122.

Name of Respondent	This Report Is:	Date of Report	Year of Report
PECO Energy Company	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) / /	Dec. 31, 2001

ELECTRIC PLANT HELD FOR FUTURE USE (Account 105)

1. Report separately each property held for future use at end of the year having an original cost of $250,000 or more. Group other items of property held for future use.
2. For property having an original cost of $250,000 or more previously used in utility operations, now held for future use, give in column (a), in addition to other required information, the date that utility use of such property was discontinued, and the date the original cost was transferred to Account 105.

Line No	Description and Location Of Property (a)	Date Originally Included in This Account (b)	Date Expected to be used in Utility Service (c)	Balance at End of Year (d)
1	Land and Rights:			
2	Other Properties with original cost			1,820,607
3	less than $250,000			
4				
5				
6				
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21	Other Property:			
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				
43				
44				
45				
46				
47	Total			1,820,607

PECO Energy Company	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) / /	Dec. 31, 2001

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1	Transmission and Distribution Plant	45,129,699
2		
3		
4		
5		
6		
7		
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43	TOTAL	45,129,699

Name of Respondent	This Report Is:	Date of Report	Year of Report
PECO Energy Company	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) / /	Dec. 31, 2001

CONSTRUCTION OVERHEADS - ELECTRIC

1. List in column (a) to kinds of overheads according to the titles used by the respondent. Charges for outside professional services for engineering fees and management or supervision fees capitalized should be shown as separate items. 2. On Page 218 furnish information concerning construction overheads. 3. A respondent should not report "none" to the page if no overhead apportionments are made, but rather should explain on Page 218 the accounting procedures, employed and the amounts of engineering, supervision and administrative costs, etc. which are directly charged to construction. 4. Enter on this page engineering, supervision, administrative, and allowance for funds used during construction, etc., which are first assigned to a blanket work order and then prorated to construction jobs.

Line No.	Description of overhead (a)	Total amount charged for the year (b)
1	Engineering & Supervision	10,303,669
2	Allowance for Funds Used During Construction	1,593,584
3	Engineering Services	1,329
4		
5		
6		
7		
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46	TOTAL	11,898,582

Name of Respondent	This Report Is:	Date of Report	Year of Report
PECO Energy Company	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) / /	Dec. 31, 2001

GENERAL DESCRIPTION OF CONSTRUCTION OVERHEAD PROCEDURE

1. For each construction overhead explain: (a) the nature and extent of work, etc the overhead charges are intended to cover, (b) the general procedure for determining the amount capitalized, (c) the method of distribution to construction jobs, (d) whether different rates are applied to different types of construction, (e) basis of differentiation in rates for different types of construction, and (f) whether the overhead is directly or indirectly assigned.
2. Show below the computation of allowance for funds used during construction rates, in accordance with the provisions of Electric Plant instructions 3(17) of the U.S. of A.
3. Where a net-of-tax rate for borrowed funds is used, show the appropriate tax effect adjustment to the computations below in a manner that clearly indicates the amount of reduction in the gross rate for tax effects.

See footnote.

COMPUTATION OF ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION RATES

For line 1(5), column (d) below, enter the rate granted in the last rate proceeding. If such is not available, use the average rate earned during the preceding three years.

1. Components of Formula (Derived from actual book balances and actual cost rates):

Line No	Title (a)	Amount (b)	Capitalization Ratio(Percent) (c)	Cost Rate Percentage (d)
1	Average Short-Term Debt & Computation of Allowance text	S 153		
2	Short-term Interest			s
3	Long-Term Debt	D		d 7.11
4	Preferred Stock	P		p
5	Common Equity	C		c
6	Total Capitalization		100.00 100%	
7	Average Construction Work in Progress Balance	W 153		

2. Gross Rate for Borrowed Funds $s\left(\frac{S}{W}\right) + d\left(\frac{D}{D+P+C}\right)\left(1 - \frac{S}{W}\right)$ 7.11

3. Rate for Other Funds $\left[1 - \frac{S}{W}\right]\left[p\left(\frac{P}{D+P+C}\right) + c\left(\frac{C}{D+P+C}\right)\right]$ 0.00

4. Weighted Average Rate Actually Used for the Year:
   a. Rate for Borrowed Funds - 7.13
   b. Rate for Other Funds - 0.00

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
PECO Energy Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 218 Line No.: 1 Column: OH exp

GENERAL DESCRIPTION OF OVERHEAD PROCEDURES

1. (a) Construction Overheads consist of the following:
   "Engineering & Supervision" - expenditures for services and expenses of engineers, draftsmen and superintendents employed on construction work.
   "Allowance for Funds Used During Construction" - Cost of money charged to construction.

1. (b) (f) All of the above are directly assigned to capital except a portion of Engineering and Supervision". The unassignable is allocated to capital on basis of time studies prepared annually for the groups engaged in both construction and operations.

1. (c,d,e) The overheads assignable directly to capital are charged to a specific job as incurred. The remainder is distributed monthly to specific jobs, by department, on the basis of Company labor, contract labor and purchase orders charged to capital.

2. (a) Allowance for Funds Used during Construction - are applied to all construction work in progress except:
   1. Amounts withheld from contractors or suppliers to ensure performance.
   2. Property available for service immediately.
   3. Jobs completed in less than one month.
   4. CWIP allowed in Rate Base.
   5. Electric generation related projects.

   (b) The method employed in computing the allowance was to apply one-half of one month's portion of the rate to current month charges plus a full month's portion of the rate to the prior month's cumulative basis.

   (c) The allowance computation period starts when the first month's charges are incurred and ends in the month the job is either in service or ready for service. On jobs exceeding $1,000,000 (estimated) interest is calculated to calender "in-service date".

   (d) The allowance for 2001 was computed at an average rate of 7.13 percent.

Name of Respondent	This Report Is:	Date of Report	Year of Report
PECO Energy Company	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2001

ACCUMULATED PROVISION FOR DEPRECIATION OF ELECTRIC UTILITY PLANT (Account 108)

1. Explain in a footnote any important adjustments during year
2. Explain in a footnote any difference between the amount for book cost of plant retired, Line 11, column (c), and that reported for electric plant in service, pages 204-207, column 9d), excluding retirements of non-depreciable property.
3. The provisions of Account 108 in the Uniform System of accounts require that retirements of depreciable plant be recorded when such plant is removed from service. If the respondent has a significant amount of plant retired at year end which has not been recorded and/or classified to the various reserve functional classifications, make preliminary closing entries to tentatively functionalize the book cost of the plant retired. In addition, include all costs included in retirement work in progress at year end in the appropriate functional classifications.
4. Show separately interest credits under a sinking fund or similar method of depreciation accounting.

Section A. Balances and Changes During Year

Line No.	Item (a)	Total (c+d+e) (b)	Electric Plant in Service (c)	Electric Plant Held for Future Use (d)	Electric Plant Leased to Others (e)
1	Balance Beginning of Year	11,640,519,453	11,640,519,453		
2	Depreciation Provisions for Year, Charged to				
3	(403) Depreciation Expense	83,534,184	83,534,184		
4	(413) Exp. of Elec. Plt. Leas. to Others				
5	Transportation Expenses-Clearing				
6	Other Clearing Accounts				
7	Other Accounts (Specify):				
8	Transfers	-10,344,844,372	-10,344,844,372		
9	TOTAL Deprec. Prov for Year (Enter Total of lines 3 thru 8)	-10,261,310,188	-10,261,310,188		
10	Net Charges for Plant Retired:				
11	Book Cost of Plant Retired	34,618,437	34,618,437		
12	Cost of Removal	19,250,592	19,250,592		
13	Salvage (Credit)	15,552,104	15,552,104		
14	TOTAL Net Chrgs. for Plant Ret. (Enter Total of lines 11 thru 13)	38,316,925	38,316,925		
15	Other Debit or Cr. Items (Describe):				
16					
17	Balance End of Year (Enter Totals of lines 1, 9, 14, 15, and 16)	1,340,892,340	1,340,892,340		
	Section B. Balances at End of Year According to Functional Classification				
18	Steam Production				
19	Nuclear Production				
20	Hydraulic Production-Conventional				
21	Hydraulic Production-Pumped Storage				
22	Other Production				
23	Transmission	353,555,368	353,555,368		
24	Distribution	978,007,931	978,007,931		
25	General	9,329,041	9,329,041		
26	TOTAL (Enter Total of lines 18 thru 25)	1,340,892,340	1,340,892,340		

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
PECO Energy Company	(1) X An Original (2) _ A Resubmission	/ /	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 219 Line No.: 8 Column: c

"Transfers" represent the transfer of depreciation provisions as a result of the corporate restructuring effective January 1, 2001. See Note 2 - Corporate Restructuring of the Notes to Financial Statements on page 122.

PECO Energy Company	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) / /	Dec. 31, 2001

NONUTILITY PROPERTY (Account 121)

1. Give a brief description and state the location of Nonutility property included in Account 121.
2. Designate with a double asterisk any property which is Leased to another company. State name of Lessee and whether Lessee is an associated company.
3. Furnish particulars (details) concerning sales, purchases, or transfers of Nonutility Property during the year.
4. List separately all property previously devoted to public service and give date of transfer to Account 121, Nonutility Property
5. Minor Items (5% of the Balance at the End of the Year), for Account 121 or $100,000, whichever is Less) may be grouped by (1) previously devoted to public service (Line 44), or (2) other Nonutility property (Line 45).

Line No.	Description and Location (a)	Balance of Begining of Year (b)	Purchases, Sales, Transfers, etc. (c)	Balance at End of Year (d)
1	NEVER IN PUBLIC SERVICE			
2	Land & Structures - Pottstown-Limerick Airport (9519)	2,185,409	-14,071	2,171,338
3	Land - Prop. System Operation Site (9829)	7,420	-7,420	
4	Land & Structures - Bradford-Newlinville Line (9531)	1,439,144	-62,258	1,376,886
5	Land & Struct - Concord-Middletown Line,Delco (5002)	54,928	-6,027	48,901
6	Land & Struct.Schuylkill Div Serv Bldg (9527)	1,334,774	-1,334,774	
7	Land & Struct.-Newtown Serv. Bldg Bucks Co (0378)	13,548		13,548
8	Land-Limerick Trans. Montgomery Co (9534)	1,061,400		1,061,400
9	Land -Merrill Creek Reservoir, NJ (0002)	107,949	-107,949	
10	Land & Struct -Elroy-Branchburg Transm Line (7517)	389,265	74,265	463,530
11	Land & Struct -Fulton Nuclear Power St. York (0005)	182,215	-182,215	
12	Land -Packer Substation, Phil. (1025)	204,888	-204,888	
13	Land - Chichester Substation, Phila (0753)	195,226		195,226
14	Land & Struct. -900 Pine St Darby Boro(9540)	178,517		178,517
15	Land & Struct. -Ivyland City Gate Sta(0630)	203,361	-145,005	58,356
16	Land & Struct. -Welsh Rd,Lower Moreland(9524)	147,284		147,284
17	Land -Hartranft,Substa,Phil(9809)	144,649		144,649
18	Land -San Miguel, Colorado (9536)	143,729	-143,729	
19	Land -Bradshaw Reservoir Water Del Syst. to Lim (0004)	133,120	-133,120	
20	Land & Struct - Eddystone Gen. Sta (0006)	110,879	-110,879	
21	land -Tacony Substation, Phila (1113)	102,859	-102,859	
22	Land-Former R/W Eddystone - Phila. (9528)	110,009	-14,462	95,547
23	Land -Overbrook Substation, Phila (1006)	101,033	-101,033	
24	Land & Struct. - Goshen Sub Site (3606)	364,835		364,835
25	Land & Towers Heaton - Woodbourne (7057)	3,573,434		3,573,434
26	Land - Peach Bottom Newlinville (7022)	211,403	-146,313	65,090
27	Structures & Equip - Fairless Hills Station (0142)	16,849,495	-16,849,495	
28	Structures & Equip - Tullytown Station - (0141)	3,809,512	-3,809,512	
29	Structures & Equip - 401 City Ave., Mont. Cnty (0402)	397,111	-397,111	
30	Land- Warminster Service Building (0352)	109,601	-37,660	71,941
31	Monroe Building (618)	8,838,162	-8,838,162	
32				
33	PREVIOUSLY IN PUBLIC SERVICE			
34	Land & Struct - Elro-Hosensack(7518)	870,623		870,623
35	Land & Assoc. Equip.-Chester Sta Delaware Co. (0008)	790,330	-790,330	
36	Coal Hand. Equip. - Schuylkill Sta, Phila (0001)	279,929	-279,929	
37	Land & Struct - Former Federal Subst (1002)	185,266	-185,266	
38	Land -Christian St. Serv. Bldg (0373)	214,207		214,207
39				
40				
41	Minor Item Previously Devoted to Public Service			
42				
43	Minor Item Previously Devoted to Public Service			
44	Minor Item Previously Devoted to Public Service			
45	Minor Items-Other Nonutility Property	107,789	-107,789	
46	TOTAL	52,180,783	-39,018,733	13,162,050

Name of Respondent	This Report Is:	Date of Report	Year of Report
PECO Energy Company	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) / /	Dec 31, 2001

NONUTILITY PROPERTY (Account 121)

1. Give a brief description and state the location of Nonutility property included in Account 121.
2 Designate with a double asterisk any property which is Leased to another company State name of Lessee and whether Lessee is an associated company.
3. Furnish particulars (details) concerning sales, purchases, or transfers of Nonutility Property during the year.
4. List separately all property previously devoted to public service and give date of transfer to Account 121, Nonutility Property.
5. Minor Items (5% of the Balance at the End of the Year), for Account 121 or $100,000, whichever is Less) may be-grouped by (1) previously devoted to public service (Line 44), or (2) other Nonutility property (Line 45).

Line No.	Description and Location (a)	Balance of Begining of Year (b)	Purchases, Sales, Transfers, etc. (c)	Balance at End of Year (d)
1	Storage Tank - Tilghman St Gas Plant, Del Co. (0626)	101,994		101,994
2	Peach Bottom -Keeney,PA Line to DE Line(7930)	1,190,396	-1,190,396	
3	Land & Struct. Elkton Service Bldg (0901)	993,542		993,542
4	Equipment-Conowingo Power Company	184,932		184,932
5	Land - PECO Power Co -Bradford 220 KV Line (7003)	1,007,563	-1,007,563	
6	Land - Muddy Run (0019)	124,436	-124,436	
7	Land & Structure Germantown Svc Bldg (316)	129,187		129,187
8	Land & Structure Overhead Trans Center (349)	454,463	-454,463	
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40	Minor Items	2,840,967	-2,203,884	637,083
41				
42				
43	Minor Item Previously Devoted to Public Service			
44	Minor Item Previously Devoted to Public Service			
45	Minor Items-Other Nonutility Property			
46	TOTAL	52,180,783	-39,018,733	13,162,050

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Susquehanna Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION. AMORTIZATION AND DEPLETION

Line No.	Classification (a)	Total (b)	Electric (c)
1	Utility Plant		
2	In Service		
3	Plant in Service (Classified)		
4	Property Under Capital Leases		
5	Plant Purchased or Sold		
6	Completed Construction not Classified		
7	Experimental Plant Unclassified		
8	Total (3 thru 7)		
9	Leased to Others		
10	Held for Future Use		
11	Construction Work in Progress		
12	Acquisition Adjustments		
13	Total Utility Plant (8 thru 12)		
14	Accum Prov for Depr, Amort, & Depl		
15	Net Utility Plant (13 less 14)		
16	Detail of Accum Prov for Depr, Amort & Depl		
17	In Service:		
18	Depreciation		
19	Amort & Depl of Producing Nat Gas Land/Land Right		
20	Amort of Underground Storage Land/Land Rights		
21	Amort of Other Utility Plant		
22	Total In Service (18 thru 21)		
23	Leased to Others		
24	Depreciation		
25	Amortization and Depletion		
26	Total Leased to Others (24 & 25)		
27	Held for Future Use		
28	Depreciation		
29	Amortization		
30	Total Held for Future Use (28 & 29)		
31	Abandonment of Leases (Natural Gas)		
32	Amort of Plant Acquisition Adj		
33	Total Accum Prov (equals 14) (22,26,30,31,32)		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Susquehanna Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION. AMORTIZATION AND DEPLETION

Gas (d)	Other (Specify) (e)	Other (Specify) (f)	Other (Specify) (g)	Common (h)	Line No.
					1
					2
					3
					4
					5
					6
					7
					8
					9
					10
					11
					12
					13
					14
					15
					16
					17
					18
					19
					20
					21
					22
					23
					24
					25
					26
					27
					28
					29
					30
					31
					32
					33

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Susquehanna Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

NUCLEAR FUEL MATERIALS (Account 120.1 through 120.6 and 157)

1. Report below the costs incurred for nuclear fuel materials in process of fabrication, on hand, in reactor, and in cooling; owned by the respondent.
2. If the nuclear fuel stock is obtained under leasing arrangements, attach a statement showing the amount of nuclear fuel leased, the quantity used and quantity on hand, and the costs incurred under such leasing arrangements.

Line No.	Description of item (a)	Balance Beginning of Year (b)	Changes during Year Additions (c)
1	Nuclear Fuel in process of Refinement, Conv, Enrichment & Fab (120.1)		
2	Fabrication		
3	Nuclear Materials		
4	Allowance for Funds Used during Construction		
5	(Other Overhead Construction Costs)		
6	SUBTOTAL (Total 2 thru 5)		
7	Nuclear Fuel Materials and Assemblies		
8	In Stock (120.2)		
9	In Reactor (120.3)		
10	SUBTOTAL (Total 8 & 9)		
11	Spent Nuclear Fuel (120.4)		
12	Nuclear Fuel Under Capital Leases (120.6)		
13	(Less) Accum Prov for Amortization of Nuclear Fuel Assem (120.5)		
14	TOTAL Nuclear Fuel Stock (Total 6, 10, 11, 12, less 13)		
15	Estimated net Salvage Value of Nuclear Materials in line 9		
16	Estimated net Salvage Value of Nuclear Materials in line 11		
17	Est Net Salvage Value of Nuclear Materials in Chemical Processing		
18	Nuclear Materials held for Sale (157)		
19	Uranium		
20	Plutonium		
21	Other		
22	TOTAL Nuclear Materials held for Sale (Total 19, 20, and 21)		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Susquehanna Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

NUCLEAR FUEL MATERIALS (Account 120.1 through 120.6 and 157)

Changes during Year		Balance End of Year	Line No.
Amortization (d)	Other Reductions (Explain in a footnote) (e)	(f)	
			1
			2
			3
			4
			5
			6
			7
			8
			9
			10
			11
			12
			13
			14
			15
			16
			17
			18
			19
			20
			21
			22

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Susquehanna Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106)

1. Report below the original cost of electric plant in service according to the prescribed accounts.
2. In addition to Account 101, Electric Plant in Service (Classified), this page and the next include Account 102, Electric Plant Purchased or Sold; Account 103, Experimental Electric Plant Unclassified; and Account 106, Completed Construction Not Classified-Electric.
3. Include in column (c) or (d), as appropriate, corrections of additions and retirements for the current or preceding year.
4. Enclose in parentheses credit adjustments of plant accounts to indicate the negative effect of such accounts.
5. Classify Account 106 according to prescribed accounts, on an estimated basis if necessary, and include the entries in column (c). Also to be included in column (c) are entries for reversals of tentative distributions of prior year reported in column (b). Likewise, if the respondent has a significant amount of plant retirements which have not been classified to primary accounts at the end of the year, include in column (d) a tentative distribution of such retirements, on an estimated basis, with appropriate contra entry to the account for accumulated depreciation provision. Include also in column (d) reversals of tentative distributions of prior year of unclassified retirements. Show in a footnote the account distributions of these tentative classifications in columns (c) and (d), including the reversals of the prior years tentative account distributions of these amounts. Careful observance of the above

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
1	1. INTANGIBLE PLANT		
2	(301) Organization		
3	(302) Franchises and Consents		
4	(303) Miscellaneous Intangible Plant		
5	TOTAL Intangible Plant (Enter Total of lines 2, 3, and 4)		
6	2. PRODUCTION PLANT		
7	A. Steam Production Plant		
8	(310) Land and Land Rights		
9	(311) Structures and Improvements		
10	(312) Boiler Plant Equipment		
11	(313) Engines and Engine-Driven Generators		
12	(314) Turbogenerator Units		
13	(315) Accessory Electric Equipment		
14	(316) Misc. Power Plant Equipment		
15	TOTAL Steam Production Plant (Enter Total of lines 8 thru 14)		
16	B. Nuclear Production Plant		
17	(320) Land and Land Rights		
18	(321) Structures and Improvements		
19	(322) Reactor Plant Equipment		
20	(323) Turbogenerator Units		
21	(324) Accessory Electric Equipment		
22	(325) Misc. Power Plant Equipment		
23	TOTAL Nuclear Production Plant (Enter Total of lines 17 thru 22)		
24	C. Hydraulic Production Plant		
25	(330) Land and Land Rights		
26	(331) Structures and Improvements		
27	(332) Reservoirs, Dams, and Waterways		
28	(333) Water Wheels, Turbines, and Generators		
29	(334) Accessory Electric Equipment		
30	(335) Misc. Power PLant Equipment		
31	(336) Roads, Railroads, and Bridges		
32	TOTAL Hydraulic Production Plant (Enter Total of lines 25 thru 31)		
33	D. Other Production Plant		
34	(340) Land and Land Rights		
35	(341) Structures and Improvements		
36	(342) Fuel Holders, Products, and Accessories		
37	(343) Prime Movers		
38	(344) Generators		
39	(345) Accessory Electric Equipment		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Susquehanna Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

instructions and the texts of Accounts 101 and 106 will avoid serious omissions of the reported amount of respondent's plant actually in service at end of year.

6. Show in column (f) reclassifications or transfers within utility plant accounts. Include also in column (f) the additions or reductions of primary account classifications arising from distribution of amounts initially recorded in Account 102, include in column (e) the amounts with respect to accumulated provision for depreciation, acquisition adjustments, etc., and show in column (f) only the offset to the debits or credits distributed in column (f) to primary account classifications.

7. For Account 399, state the nature and use of plant included in this account and if substantial in amount submit a supplementary statement showing subaccount classification of such plant conforming to the requirement of these pages.

8. For each amount comprising the reported balance and changes in Account 102, state the property purchased or sold, name of vendor or purchase, and date of transaction. If proposed journal entries have been filed with the Commission as required by the Uniform System of Accounts, give also date of such filing.

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					1
					2
					3
					4
					5
					6
					7
					8
					9
					10
					11
					12
					13
					14
					15
					16
					17
					18
					19
					20
					21
					22
					23
					24
					25
					26
					27
					28
					29
					30
					31
					32
					33
					34
					35
					36
					37
					38
					39

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Susquehanna Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
40	(346) Misc. Power Plant Equipment		
41	TOTAL Other Prod. Plant (Enter Total of lines 34 thru 40)		
42	TOTAL Prod. Plant (Enter Total of lines 15, 23, 32, and 41)		
43	3. TRANSMISSION PLANT		
44	(350) Land and Land Rights		
45	(352) Structures and Improvements		
46	(353) Station Equipment		
47	(354) Towers and Fixtures		
48	(355) Poles and Fixtures		
49	(356) Overhead Conductors and Devices		
50	(357) Underground Conduit		
51	(358) Underground Conductors and Devices		
52	(359) Roads and Trails		
53	TOTAL Transmission Plant (Enter Total of lines 44 thru 52)		
54	4. DISTRIBUTION PLANT		
55	(360) Land and Land Rights		
56	(361) Structures and Improvements		
57	(362) Station Equipment		
58	(363) Storage Battery Equipment		
59	(364) Poles, Towers, and Fixtures		
60	(365) Overhead Conductors and Devices		
61	(366) Underground Conduit		
62	(367) Underground Conductors and Devices		
63	(368) Line Transformers		
64	(369) Services		
65	(370) Meters		
66	(371) Installations on Customer Premises		
67	(372) Leased Property on Customer Premises		
68	(373) Street Lighting and Signal Systems		
69	TOTAL Distribution Plant (Enter Total of lines 55 thru 68)		
70	5. GENERAL PLANT		
71	(389) Land and Land Rights		
72	(390) Structures and Improvements		
73	(391) Office Furniture and Equipment		
74	(392) Transportation Equipment		
75	(393) Stores Equipment		
76	(394) Tools, Shop and Garage Equipment		
77	(395) Laboratory Equipment		
78	(396) Power Operated Equipment		
79	(397) Communication Equipment		
80	(398) Miscellaneous Equipment		
81	SUBTOTAL (Enter Total of lines 71 thru 80)		
82	(399) Other Tangible Property		
83	TOTAL General Plant (Enter Total of lines 81 and 82)		
84	TOTAL (Accounts 101 and 106)		
85	(102) Electric Plant Purchased (See Instr. 8)		
86	(Less) (102) Electric Plant Sold (See Instr. 8)		
87	(103) Experimental Plant Unclassified		
88	TOTAL Electric Plant in Service (Enter Total of lines 84 thru 87)		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Susquehanna Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					40
					41
					42
					43
					44
					45
					46
					47
					48
					49
					50
					51
					52
					53
					54
					55
					56
					57
					58
					59
					60
					61
					62
					63
					64
					65
					66
					67
					68
					69
					70
					71
					72
					73
					74
					75
					76
					77
					78
					79
					80
					81
					82
					83
					84
					85
					86
					87
					88

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Susquehanna Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

ELECTRIC PLANT LEASED TO OTHERS (Account 104)

Line No.	Name of Lessee (Designate associated companies with a double asterisk) (a)	Description of Property Leased (b)	Commission Authorization (c)	Expiration Date of Lease (d)	Balance at End of Year (e)
1					
2					
3					
4					
5					
6					
7					
8					
9					
10					
11					
12					
13					
14					
15					
16					
17					
18					
19					
20					
21					
22					
23					
24					
25					
26					
27					
28					
29					
30					
31					
32					
33					
34					
35					
36					
37					
38					
39					
40					
41					
42					
43					
44					
45					
46					
47	TOTAL				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Susquehanna Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

ELECTRIC PLANT HELD FOR FUTURE USE (Account 105)

1. Report separately each property held for future use at end of the year having an original cost of $250,000 or more. Group other items of property held for future use.
2. For property having an original cost of $250,000 or more previously used in utility operations, now held for future use, give in column (a), in addition to other required information, the date that utility use of such property was discontinued, and the date the original cost was transferred to Account 105.

Line No.	Description and Location Of Property (a)	Date Originally Included in This Account (b)	Date Expected to be used in Utility Service (c)	Balance at End of Year (d)
1	Land and Rights:			
2				
3				
4				
5				
6				
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21	Other Property:			
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				
43				
44				
45				
46				
47	Total			0

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Susquehanna Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1		
2		
3		
4		
5		
6		
7		
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43	TOTAL	0

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Susquehanna Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

CONSTRUCTION OVERHEADS - ELECTRIC

1. List in column (a) to kinds of overheads according to the titles used by the respondent. Charges for outside professional services for engineering fees and management or supervision fees capitalized should be shown as separate items. 2. On Page 218 furnish information concerning construction overheads. 3. A respondent should not report "none" to the page if no overhead apportionments are made, but rather should explain on Page 218 the accounting procedures, employed and the amounts of engineering, supervision and administrative costs, etc. which are directly charged to construction. 4. Enter on this page engineering, supervision, administrative, and allowance for funds used during construction, etc., which are first assigned to a blanket work order and then prorated to construction jobs.

Line No.	Description of overhead (a)	Total amount charged for the year (b)
1		
2		
3		
4		
5		
6		
7		
8		
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46	TOTAL	0

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Susquehanna Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

GENERAL DESCRIPTION OF CONSTRUCTION OVERHEAD PROCEDURE

1. For each construction overhead explain: (a) the nature and extent of work, etc. the overhead charges are intended to cover, (b) the general procedure for determining the amount capitalized, (c) the method of distribution to construction jobs, (d) whether different rates are applied to different types of construction, (e) basis of differentiation in rates for different types of construction, and (f) whether the overhead is directly or indirectly assigned.
2. Show below the computation of allowance for funds used during construction rates, in accordance with the provisions of Electric Plant instructions 3(17) of the U.S. of A.
3. Where a net-of-tax rate for borrowed funds is used, show the appropriate tax effect adjustment to the computations below in a manner that clearly indicates the amount of reduction in the gross rate for tax effects.

COMPUTATION OF ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION RATES

For line 1(5), column (d) below, enter the rate granted in the last rate proceeding. If such is not available, use the average rate earned during the preceding three years.

1. Components of Formula (Derived from actual book balances and actual cost rates):

Line No.	Title (a)	Amount (b)	Capitalization Ratio(Percent) (c)	Cost Rate Percentage (d)
1	Average Short-Term Debt & Computation of Allowance text	S		
2	Short-term Interest			s
3	Long-Term Debt	D		d
4	Preferred Stock	P		p
5	Common Equity	C		c
6	Total Capitalization		100%	
7	Average Construction Work in Progress Balance	W		

2. Gross Rate for Borrowed Funds $s\left(\frac{S}{W}\right) + d\left(\frac{D}{D+P+C}\right)\left(1 - \frac{S}{W}\right)$ 0.00

3. Rate for Other Funds $\left[1 - \frac{S}{W}\right]\left[p\left(\frac{P}{D+P+C}\right) + c\left(\frac{C}{D+P+C}\right)\right]$ 0.00

4. Weighted Average Rate Actually Used for the Year:
   a. Rate for Borrowed Funds - 0.00
   b. Rate for Other Funds - 0.00

Name of Respondent	This Report Is:	Date of Report	Year of Report
Susquehanna Electric Company	(1) [X] An Original (2) [ ] A Resubmission	(Mo, Da, Yr) / /	Dec. 31, 2001

ACCUMULATED PROVISION FOR DEPRECIATION OF ELECTRIC UTILITY PLANT (Account 108)

1. Explain in a footnote any important adjustments during year.
2. Explain in a footnote any difference between the amount for book cost of plant retired, Line 11, column (c), and that reported for electric plant in service, pages 204-207, column 9d), excluding retirements of non-depreciable property.
3. The provisions of Account 108 in the Uniform System of accounts require that retirements of depreciable plant be recorded when such plant is removed from service. If the respondent has a significant amount of plant retired at year end which has not been recorded and/or classified to the various reserve functional classifications, make preliminary closing entries to tentatively functionalize the book cost of the plant retired. In addition, include all costs included in retirement work in progress at year end in the appropriate functional classifications.
4. Show separately interest credits under a sinking fund or similar method of depreciation accounting.

Section A. Balances and Changes During Year

Line No.	Item (a)	Total (c+d+e) (b)	Electric Plant in Service (c)	Electric Plant Held for Future Use (d)	Electric Plant Leased to Others (e)
1	Balance Beginning of Year				
2	Depreciation Provisions for Year, Charged to				
3	(403) Depreciation Expense				
4	(413) Exp. of Elec. Plt. Leas. to Others				
5	Transportation Expenses-Clearing				
6	Other Clearing Accounts				
7	Other Accounts (Specify):				
8					
9	TOTAL Deprec. Prov for Year (Enter Total of lines 3 thru 8)				
10	Net Charges for Plant Retired:				
11	Book Cost of Plant Retired				
12	Cost of Removal				
13	Salvage (Credit)				
14	TOTAL Net Chrgs. for Plant Ret. (Enter Total of lines 11 thru 13)				
15	Other Debit or Cr. Items (Describe):				
16					
17	Balance End of Year (Enter Totals of lines 1, 9, 14, 15, and 16)				
	Section B. Balances at End of Year According to Functional Classification				
18	Steam Production				
19	Nuclear Production				
20	Hydraulic Production-Conventional				
21	Hydraulic Production-Pumped Storage				
22	Other Production				
23	Transmission				
24	Distribution				
25	General				
26	TOTAL (Enter Total of lines 18 thru 25)				

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Susquehanna Electric Company	(1) [X] An Original (2) [ ] A Resubmission	/ /	Dec. 31, 2001

NONUTILITY PROPERTY (Account 121)

1. Give a brief description and state the location of Nonutility property included in Account 121.
2. Designate with a double asterisk any property which is Leased to another company. State name of Lessee and whether Lessee is an associated company.
3. Furnish particulars (details) concerning sales, purchases, or transfers of Nonutility Property during the year.
4. List separately all property previously devoted to public service and give date of transfer to Account 121, Nonutility Property.
5. Minor Items (5% of the Balance at the End of the Year), for Account 121 or $100,000, whichever is Less) may be-grouped by (1) previously devoted to public service (Line 44), or (2) other Nonutility property (Line 45).

Line No.	Description and Location (a)	Balance of Begining of Year (b)	Purchases, Sales, Transfers, etc. (c)	Balance at End of Year (d)
1				
2				
3				
4				
5				
6				
7				
8				
9				
10				
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21				
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				
43				
44	Minor Item Previously Devoted to Public Service			
45	Minor Items-Other Nonutility Property			
46	TOTAL	0	0	0

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company	(1) [X] An Original (2) [ ] A Resubmission	04/29/2002	Dec. 31, 2001

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION. AMORTIZATION AND DEPLETION

Line No.	Classification (a)	Total (b)	Electric (c)
1	Utility Plant		
2	In Service		
3	Plant in Service (Classified)	9,960,208,274	9,960,208,274
4	Property Under Capital Leases		
5	Plant Purchased or Sold		
6	Completed Construction not Classified	1,700,112,827	1,700,112,827
7	Experimental Plant Unclassified		
8	Total (3 thru 7)	11,660,321,101	11,660,321,101
9	Leased to Others		
10	Held for Future Use	45,878,485	45,878,485
11	Construction Work in Progress	546,787,794	546,787,794
12	Acquisition Adjustments	5,051,721,849	5,051,721,849
13	Total Utility Plant (8 thru 12)	17,304,709,229	17,304,709,229
14	Accum Prov for Depr, Amort, & Depl	5,055,069,870	5,055,069,870
15	Net Utility Plant (13 less 14)	12,249,639,359	12,249,639,359
16	Detail of Accum Prov for Depr, Amort & Depl		
17	In Service:		
18	Depreciation	4,868,141,575	4,868,141,575
19	Amort & Depl of Producing Nat Gas Land/Land Right		
20	Amort of Underground Storage Land/Land Rights		
21	Amort of Other Utility Plant	37,553,680	37,553,680
22	Total In Service (18 thru 21)	4,905,695,255	4,905,695,255
23	Leased to Others		
24	Depreciation		
25	Amortization and Depletion		
26	Total Leased to Others (24 & 25)		
27	Held for Future Use		
28	Depreciation		
29	Amortization		
30	Total Held for Future Use (28 & 29)		
31	Abandonment of Leases (Natural Gas)		
32	Amort of Plant Acquisition Adj	149,374,615	149,374,615
33	Total Accum Prov (equals 14) (22,26,30,31,32)	5,055,069,870	5,055,069,870

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company	(1) [X] An Original (2) [ ] A Resubmission	04/29/2002	Dec. 31, 2001

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION. AMORTIZATION AND DEPLETION

Gas (d)	Other (Specify) (e)	Other (Specify) (f)	Other (Specify) (g)	Common (h)	Line No.
					1
					2
					3
					4
					5
					6
					7
					8
					9
					10
					11
					12
					13
					14
					15
					16
					17
					18
					19
					20
					21
					22
					23
					24
					25
					26
					27
					28
					29
					30
					31
					32
					33

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company	(1) X An Original (2) __ A Resubmission	04/29/2002	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 200 Line No.: 10 Column: b

See Page 214.

Schedule Page: 200 Line No.: 11 Column: b

See Page 216.

Schedule Page: 200 Line No.: 18 Column: b

See Page 219.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company	(1) [X] An Original (2) [ ] A Resubmission	04/29/2002	Dec. 31, 2001

NUCLEAR FUEL MATERIALS (Account 120.1 through 120.6 and 157)

1. Report below the costs incurred for nuclear fuel materials in process of fabrication, on hand, in reactor, and in cooling; owned by the respondent.
2. If the nuclear fuel stock is obtained under leasing arrangements, attach a statement showing the amount of nuclear fuel leased, the quantity used and quantity on hand, and the costs incurred under such leasing arrangements.

Line No.	Description of item (a)	Balance Beginning of Year (b)	Changes during Year Additions (c)
1	Nuclear Fuel in process of Refinement, Conv, Enrichment & Fab (120.1)		
2	Fabrication	826,737	
3	Nuclear Materials	930,676	
4	Allowance for Funds Used during Construction		
5	(Other Overhead Construction Costs)		
6	SUBTOTAL (Total 2 thru 5)	1,757,413	
7	Nuclear Fuel Materials and Assemblies		
8	In Stock (120.2)	15,484,340	
9	In Reactor (120.3)	1,206,844,230	
10	SUBTOTAL (Total 8 & 9)	1,222,328,570	
11	Spent Nuclear Fuel (120.4)	628,573,964	
12	Nuclear Fuel Under Capital Leases (120.6)		
13	(Less) Accum Prov for Amortization of Nuclear Fuel Assem (120.5)	1,504,537,220	
14	TOTAL Nuclear Fuel Stock (Total 6, 10, 11, 12, less 13)	348,122,727	
15	Estimated net Salvage Value of Nuclear Materials in line 9		
16	Estimated net Salvage Value of Nuclear Materials in line 11		
17	Est Net Salvage Value of Nuclear Materials in Chemical Processing		
18	Nuclear Materials held for Sale (157)		
19	Uranium		
20	Plutonium		
21	Other		
22	TOTAL Nuclear Materials held for Sale (Total 19, 20, and 21)		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company	(1) [X] An Original (2) [ ] A Resubmission	04/29/2002	Dec. 31, 2001

NUCLEAR FUEL MATERIALS (Account 120.1 through 120.6 and 157)

Changes during Year: Amortization (d)	Changes during Year: Other Reductions (Explain in a footnote) (e)	Balance End of Year (f)	Line No.
			1
	826,737		2
	930,676		3
			4
			5
			6
			7
	15,484,340		8
	1,206,844,230		9
			10
	628,573,964		11
			12
	1,504,537,220		13
			14
			15
			16
			17
			18
			19
			20
			21
			22

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company	(1) X An Original (2) _ A Resubmission	04/29/2002	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 202 Line No.: 2 Column: e

During January 2001, Exelon Corporation undertook a corporate restructuring to separate its generation and other competitive businesses from its regulated energy businesses. As part of the restructuring, the non-regulated operations and related assets and liabilities of Commonwealth Edison Company (ComEd) were transferred to separate subsidiaries of Exelon. See Note 2 of Notes to Financial Statements.

Schedule Page: 202 Line No.: 3 Column: e

Same as footnote above.

Schedule Page: 202 Line No.: 8 Column: e

Same as footnote above.

Schedule Page: 202 Line No.: 9 Column: e

Same as footnote above.

Schedule Page: 202 Line No.: 11 Column: e

Same as footnote above.

Schedule Page: 202 Line No.: 13 Column: e

Same as footnote above.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company	(1) [X] An Original (2) [ ] A Resubmission	04/29/2002	Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106)

1. Report below the original cost of electric plant in service according to the prescribed accounts.
2. In addition to Account 101, Electric Plant in Service (Classified), this page and the next include Account 102, Electric Plant Purchased or Sold; Account 103, Experimental Electric Plant Unclassified; and Account 106, Completed Construction Not Classified-Electric.
3. Include in column (c) or (d), as appropriate, corrections of additions and retirements for the current or preceding year.
4. Enclose in parentheses credit adjustments of plant accounts to indicate the negative effect of such accounts.
5. Classify Account 106 according to prescribed accounts, on an estimated basis if necessary, and include the entries in column (c). Also to be included in column (c) are entries for reversals of tentative distributions of prior year reported in column (b). Likewise, if the respondent has a significant amount of plant retirements which have not been classified to primary accounts at the end of the year, include in column (d) a tentative distribution of such retirements, on an estimated basis, with appropriate contra entry to the account for accumulated depreciation provision. Include also in column (d) reversals of tentative distributions of prior year of unclassified retirements. Show in a footnote the account distributions of these tentative classifications in columns (c) and (d), including the reversals of the prior years tentative account distributions of these amounts. Careful observance of the above

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
1	1. INTANGIBLE PLANT		
2	(301) Organization	80,375	22,967
3	(302) Franchises and Consents		
4	(303) Miscellaneous Intangible Plant	179,819,054	15,441,272
5	TOTAL Intangible Plant (Enter Total of lines 2, 3, and 4)	179,899,429	15,464,239
6	2. PRODUCTION PLANT		
7	A. Steam Production Plant		
8	(310) Land and Land Rights		
9	(311) Structures and Improvements		
10	(312) Boiler Plant Equipment		
11	(313) Engines and Engine-Driven Generators		
12	(314) Turbogenerator Units		
13	(315) Accessory Electric Equipment		
14	(316) Misc. Power Plant Equipment		
15	TOTAL Steam Production Plant (Enter Total of lines 8 thru 14)		
16	B. Nuclear Production Plant		
17	(320) Land and Land Rights	18,990,040	
18	(321) Structures and Improvements	2,980,202,785	
19	(322) Reactor Plant Equipment	7,171,452,223	
20	(323) Turbogenerator Units	1,858,321,313	
21	(324) Accessory Electric Equipment	1,599,117,083	
22	(325) Misc. Power Plant Equipment	321,276,909	
23	TOTAL Nuclear Production Plant (Enter Total of lines 17 thru 22)	13,949,360,353	
24	C. Hydraulic Production Plant		
25	(330) Land and Land Rights		
26	(331) Structures and Improvements		
27	(332) Reservoirs, Dams, and Waterways		
28	(333) Water Wheels, Turbines, and Generators		
29	(334) Accessory Electric Equipment		
30	(335) Misc. Power PLant Equipment		
31	(336) Roads, Railroads, and Bridges		
32	TOTAL Hydraulic Production Plant (Enter Total of lines 25 thru 31)		
33	D. Other Production Plant		
34	(340) Land and Land Rights		
35	(341) Structures and Improvements		
36	(342) Fuel Holders, Products, and Accessories		
37	(343) Prime Movers		
38	(344) Generators		
39	(345) Accessory Electric Equipment		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company	(1) [X] An Original (2) [ ] A Resubmission	04/29/2002	Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

instructions and the texts of Accounts 101 and 106 will avoid serious omissions of the reported amount of respondent's plant actually in service at end of year.

6. Show in column (f) reclassifications or transfers within utility plant accounts. Include also in column (f) the additions or reductions of primary account classifications arising from distribution of amounts initially recorded in Account 102, include in column (e) the amounts with respect to accumulated provision for depreciation, acquisition adjustments, etc., and show in column (f) only the offset to the debits or credits distributed in column (f) to primary account classifications.

7. For Account 399, state the nature and use of plant included in this account and if substantial in amount submit a supplementary statement showing subaccount classification of such plant conforming to the requirement of these pages.

8. For each amount comprising the reported balance and changes in Account 102, state the property purchased or sold, name of vendor or purchase, and date of transaction. If proposed journal entries have been filed with the Commission as required by the Uniform System of Accounts, give also date of such filing.

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					1
			103,342		2
					3
	-58,306,082	-2,293,910	134,660,334		4
	-58,306,082	-2,293,910	134,763,676		5
					6
					7
					8
					9
					10
					11
					12
					13
					14
					15
					16
	-18,990,040				17
	-2,980,202,785				18
	-7,171,452,223				19
	-1,858,321,313				20
	-1,599,117,083				21
	-321,276,909				22
	-13,949,360,353				23
					24
					25
					26
					27
					28
					29
					30
					31
					32
					33
					34
					35
					36
					37
					38
					39

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company	(1) [X] An Original (2) [ ] A Resubmission	04/29/2002	Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
40	(346) Misc. Power Plant Equipment		
41	TOTAL Other Prod. Plant (Enter Total of lines 34 thru 40)		
42	TOTAL Prod. Plant (Enter Total of lines 15, 23, 32, and 41)	13,949,360,353	
43	3. TRANSMISSION PLANT		
44	(350) Land and Land Rights	125,127,474	8,362,344
45	(352) Structures and Improvements	73,317,715	1,201,577
46	(353) Station Equipment	824,648,118	54,577,181
47	(354) Towers and Fixtures	216,502,043	11,535,454
48	(355) Poles and Fixtures	180,117,040	1,063,221
49	(356) Overhead Conductors and Devices	250,155,055	7,942,694
50	(357) Underground Conduit	171,772,076	-2,809,700
51	(358) Underground Conductors and Devices	88,632,637	115,497
52	(359) Roads and Trails	587,437	
53	TOTAL Transmission Plant (Enter Total of lines 44 thru 52)	1,930,859,595	81,988,268
54	4. DISTRIBUTION PLANT		
55	(360) Land and Land Rights	42,117,063	6,364,963
56	(361) Structures and Improvements	134,073,883	7,159,370
57	(362) Station Equipment	1,494,742,061	191,914,791
58	(363) Storage Battery Equipment		
59	(364) Poles, Towers, and Fixtures	765,368,457	57,507,606
60	(365) Overhead Conductors and Devices	1,181,025,965	67,915,827
61	(366) Underground Conduit	561,858,895	16,306,978
62	(367) Underground Conductors and Devices	2,025,348,113	171,879,068
63	(368) Line Transformers	934,505,969	22,262,167
64	(369) Services	586,256,063	19,015,996
65	(370) Meters	312,313,713	18,578,261
66	(371) Installations on Customer Premises	24,029,071	3,337,345
67	(372) Leased Property on Customer Premises	21,475	
68	(373) Street Lighting and Signal Systems	78,564,671	1,802,636
69	TOTAL Distribution Plant (Enter Total of lines 55 thru 68)	8,140,225,399	584,045,008
70	5. GENERAL PLANT		
71	(389) Land and Land Rights	11,058,861	125,458
72	(390) Structures and Improvements	247,197,648	22,722,265
73	(391) Office Furniture and Equipment	198,595,077	29,605,947
74	(392) Transportation Equipment	167,730,412	24,224,649
75	(393) Stores Equipment	5,882,051	139,138
76	(394) Tools, Shop and Garage Equipment	77,291,796	5,694,092
77	(395) Laboratory Equipment	13,928,115	-65,930
78	(396) Power Operated Equipment	2,505,657	9
79	(397) Communication Equipment	328,135,618	23,868,991
80	(398) Miscellaneous Equipment	1,561,511	853,349
81	SUBTOTAL (Enter Total of lines 71 thru 80)	1,053,886,746	107,167,968
82	(399) Other Tangible Property		
83	TOTAL General Plant (Enter Total of lines 81 and 82)	1,053,886,746	107,167,968
84	TOTAL (Accounts 101 and 106)	25,254,231,522	788,665,483
85	(102) Electric Plant Purchased (See Instr. 8)		
86	(Less) (102) Electric Plant Sold (See Instr. 8)		
87	(103) Experimental Plant Unclassified		
88	TOTAL Electric Plant in Service (Enter Total of lines 84 thru 87)	25,254,231,522	788,665,483

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company	(1) [X] An Original (2) [ ] A Resubmission	04/29/2002	Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					40
					41
	-13,949,360,353				42
					43
		8,085,846	141,575,664		44
189,236	-14,869,342	731,185	60,191,899		45
3,269,500	-50,918,413	-13,809,118	811,228,268		46
		-641	228,036,856		47
		138,084	181,318,345		48
1,220,723		124,944	257,001,970		49
-346,376		-1,771	169,306,981		50
-607,212		14,936	89,370,282		51
			587,437		52
3,725,871	-65,787,755	-4,716,535	1,938,617,702		53
					54
		-284,571	48,197,455		55
488,730		106,499	140,851,022		56
7,411,485		9,814,189	1,689,059,556		57
					58
4,088,100		-2,590,033	816,197,930		59
-827,830		9,909,836	1,259,679,458		60
-415,364		1,049,448	579,630,685		61
310,881		5,808,510	2,202,724,810		62
90,933,209		-11,236,838	854,598,089		63
1,467,909		-5,603,819	598,200,331		64
42,030,283		-124,757	288,736,934		65
45,335		51,312	27,372,393		66
			21,475		67
257,518		-1,778,822	78,330,967		68
145,790,256		5,120,954	8,583,601,105		69
					70
	-12,393	-3,095,695	8,076,231		71
-328,671	-17,080,552	-29,873,171	223,294,861		72
3,741,221	-82,737,363	-86,228	141,636,212		73
15,037,268			176,917,793		74
325,465		1,783,190	7,478,914		75
277,706		56,005	82,764,187		76
594,665			13,267,520		77
			2,505,666		78
1,967,787	-5,296,371	254,555	344,995,006		79
12,632			2,402,228		80
21,628,073	-105,126,679	-30,961,344	1,003,338,618		81
					82
21,628,073	-105,126,679	-30,961,344	1,003,338,618		83
171,144,200	-14,178,580,869	-32,850,835	11,660,321,101		84
					85
					86
					87
171,144,200	-14,178,580,869	-32,850,835	11,660,321,101		88

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company	(1) X An Original (2) _ A Resubmission	04/29/2002	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 204 Line No.: 2 Column: c

Includes errant charges of $22,967 to be corrected in 2002.

Schedule Page: 204 Line No.: 88 Column: b

The balance at the Beginning of the Year - column (b) reflects ComEd's assets prior to the corporate restructuring to separate generation and other competitive businesses from its regulated energy delivery business which occurred in January 2001. Adjustments in column (e)reflect the transfer of the beginning of the year balances related to the generation and other competitive businesses transferred from ComEd under the corporate restructuring. The Additions - column (c), Retirements - column (d) and Transfers - column (f) for the year and the Balance at End of Year - column (g) reflect the assets of ComEd consisting of its retail electricity and transmission business in Northern Illinois after the corporate restructuring. See Note 2 of Notes to Financial Statements.

Schedule Page: 204 Line No.: 88 Column: c

See note on Page 204, Line No. 88, Column (b).

Account Distribution of tentative classifications of additions and retirements:

	Additions		Retirements	
Account	Beginning of Year	End of Year	Beginning of Year	End of Year
301	$ -	$ 22,967	$ -	$ -
303	67,345,580	11,075,927	-	-
Production				
321	50,079,018	-	1,118,216	-
322	119,267,273	-	28,869,557	-
323	56,162,783	-	(55,469)	-
324	15,139,585	-	1,668,517	-
325	70,462,429	-	-	-
Total	$ 311,111,088	$ 0	$ 31,600,821	$ 0
Transmission				
350	$ 21,927,258	$ 21,553,024	$ -	$ -
352	7,759,271	7,058,543	169,231	(8,696)
353	337,097,667	298,413,104	8,258,856	1,662,543
354	10,684,127	22,218,940	368,780	368,780
355	48,845,037	49,765,830	361,344	361,344
356	62,154,291	68,456,252	626,770	265,342
357	117,267,549	114,456,079	346,376	-
358	23,884,841	23,996,148	2,853,889	2,227,551
Total	$ 629,620,041	$ 605,917,920	$ 12,985,246	$ 4,876,864

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company	(1) X An Original (2) _ A Resubmission	04/29/2002	Dec 31, 2001

FOOTNOTE DATA

	Additions		Retirements	
Account	Beginning of Year	End of Year	Beginning of Year	End of Year
Distribution				
360	$ 13,091,430	$ 16,731,716	$ -	$ -
361	24,010,646	14,887,459	86,191	8,633
362	566,100,215	496,681,606	16,444,592	5,556,274
364	66,887,679	67,242,910	891,031	813,174
365	74,853,585	80,119,194	5,891,136	964,447
366	70,466,732	71,077,515	567,432	-
367	224,763,187	175,535,263	7,403,885	545,802
368	34,826,231	24,868,612	7,521,120	-
369	27,968,260	11,590,573	-	-
370	14,006,638	18,039,173	1,982,431	-
371	23,205	3,123,997	-	-
373	8,559,290	5,299,307	49,230	4,829
Total	$1,125,557,098	$ 985,197,325	$ 40,837,048	$ 7,893,159
General				
389	$ 4,052,137	$ 864,832	$ -	$ -
390	14,911,802	34,069,626	705,287	313,313
391	16,540,067	12,177,721	-	-
392	1,415,235	6,470,868	-	-
393	-	1,783,431	-	-
394	548,709	961,078	-	-
395	-	(66,598)	-	-
396	-	9	-	-
397	132,068,449	40,897,747	2,779,474	630,289
398	(8,845)	739,974	-	-
Total	$ 169,527,554	$ 97,898,688	$ 3,484,761	$ 943,602
Grand Total	$2,303,161,361	$1,700,112,827	$ 88,907,876	$ 13,713,625

Schedule Page: 204 Line No.: 88 Column: d

See notes on Page 204, Line No. 88, Columns (b) and (c).

Schedule Page: 204 Line No.: 88 Column: e

See note on Page 204, Line No. 88, Column (b).

Schedule Page: 204 Line No.: 88 Column: f

See note on Page 204, Line No. 88, Column (b).

Amount represents net transfers to Non-Utility Property of $33,952,511, net transfers from Plant Held for Future Use of $5,040,771 and net transfers to generation and other business units of $3,939,095.

Schedule Page: 204 Line No.: 88 Column: g

See note on Page 204, Line No. 88, Column (b).

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company	(1) [X] An Original (2) [ ] A Resubmission	04/29/2002	Dec. 31, 2001

ELECTRIC PLANT HELD FOR FUTURE USE (Account 105)

1. Report separately each property held for future use at end of the year having an original cost of $250,000 or more. Group other items of property held for future use.
2. For property having an original cost of $250,000 or more previously used in utility operations, now held for future use, give in column (a), in addition to other required information, the date that utility use of such property was discontinued, and the date the original cost was transferred to Account 105.

Line No.	Description and Location Of Property (a)	Date Originally Included in This Account (b)	Date Expected to be used in Utility Service (c)	Balance at End of Year (d)
1	Land and Rights:			
2	Land:			
3				
4	Crawford Terminal	01-31-73	After 2005	326,074
5	Chicago South Headquarters	11-30-91	After 2006	340,405
6	Goose Is-West Loop TSS	03-20-01	2004	10,268,889
7	McCormick TSS	10-31-71	After 2010	465,942
8	Blue Island Site	05-31-98	Indefinite	250,599
9	Highland Park TSS	10-31-71	After 2004	1,182,089
10	Lockport TDC	07-01-00	2006	643,226
11	Manville TSS	11-30-72	After 2003	313,220
12	Powerton Station-Ash Disposal Site	04-30-78	Indefinite	1,422,164
13	Plato Center TSS	01-31-92	Indefinite	1,234,511
14	Rutland TDC	09-30-96	06/01/05	372,830
15	Sante Fe TDC	01-31-93	06/01/09	686,574
16	Skokie TSS	10-31-71	After 2006	1,188,556
17	Waukegan - Tannery Parcel	04-30-98	After 2003	799,826
18	Waukegan	09-30-73	After 2003	450,954
19	Wolfs TSS	03-31-91	06/01/03	1,932,964
20	Zion Joint Public Information Center	12-31-00	Indefinite	269,344
21	Other Property:			
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				
43				
44				
45				
46				
47	Total			45,878,485

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company	(1) [X] An Original (2) [ ] A Resubmission	04/29/2002	Dec. 31, 2001

ELECTRIC PLANT HELD FOR FUTURE USE (Account 105)

1. Report separately each property held for future use at end of the year having an original cost of $250,000 or more. Group other items of property held for future use.
2. For property having an original cost of $250,000 or more previously used in utility operations, now held for future use, give in column (a), in addition to other required information, the date that utility use of such property was discontinued, and the date the original cost was transferred to Account 105.

Line No.	Description and Location Of Property (a)	Date Originally Included In This Account (b)	Date Expected to be used in Utility Service (c)	Balance at End of Year (d)
1	Land and Rights:			
2	Land - continued:			
3				
4	29 Items Less Than $250,000 Each	Various	Various	1,319,478
5				
6				
7	Rights of Way:			
8				
9	Byron-Charter Grove	05-31-76	After 2005	2,648,169
10	Byron-Charter Grove-Wayne	01-31-90	After 2005	588,939
11	Cherry Valley-Silver Lake	06-30-73	After 2005	1,827,050
12	Chicago-Northwestern R.R.	05-31-90	After 2007	1,567,260
13	Goodings Grove-Indiana Widening	09-30-71	Indefinite	1,220,826
14	Heineger-Wayne-Itasca	01-08-99	After 2005	507,075
15	Manville-Pontiac	11-30-72	Indefinite	439,598
16	Plano-Charter Grove	06-30-75	After 2005	4,457,315
17	Sugar Grove-Blackberry	03-31-91	Indefinite	408,473
18	Wayne-Charter Grove	06-30-73	After 2005	2,657,660
19	Wayne-Itasca	12-31-70	After 2005	4,156,209
20	Wilton Center-Joliet	05-31-73	Indefinite	387,278
21	Other Property:			
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				
43				
44				
45				
46				
47	Total			45,878,485

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company	(1) [X] An Original (2) [ ] A Resubmission	04/29/2002	Dec. 31, 2001

ELECTRIC PLANT HELD FOR FUTURE USE (Account 105)

1. Report separately each property held for future use at end of the year having an original cost of $250,000 or more. Group other items of property held for future use.
2. For property having an original cost of $250,000 or more previously used in utility operations, now held for future use, give in column (a), in addition to other required information, the date that utility use of such property was discontinued, and the date the original cost was transferred to Account 105.

Line No.	Description and Location Of Property (a)	Date Originally Included in This Account (b)	Date Expected to be used in Utility Service (c)	Balance at End of Year (d)
1	Land and Rights:			
2	Rights of Way - continued:			
3				
4	33 Items Less Than $250,000 Each	Various	Various	908,962
5				
6				
7	Transmission Lines			
8				
9	Calumet-State Line - Line 17724	12-31-77	After 2005	350,467
10	Harbor - University - Line 17724	12-31-75	After 2005	285,559
11				
12				
13				
14				
15				
16				
17				
18				
19				
20				
21	Other Property:			
22				
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				
43				
44				
45				
46				
47	Total			45,878,485

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company	(1) X An Original (2) _ A Resubmission	04/29/2002	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 214.2 Line No.: 9 Column: c

A portion of the 345KV overhead conductors is being used as a temporary connection (until 2001) for the 138KV line 0705, between State Line and Washington Park. The line will be used for the 345KV system after 2005.

Schedule Page: 214.2 Line No.: 10 Column: c

A portion of the 345KV overhead conductors is being used as a temporary connection (until 2001) for the 138KV line 0705, between State Line and Washington Park. The line will be used for the 345KV system after 2005.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company	(1) [X] An Original (2) [ ] A Resubmission	04/29/2002	Dec. 31, 2001

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1	Intangible Plant	
2	Major Projects:	
3	Work Management System - Passport	22,694,670
4	Customer Information Management System	19,007,375
5	Computer Telephone Integration software	3,288,876
6	Transmission and distribution reliablility reporting software	2,225,392
7	Power Path Open Access	12,992,745
8	Mobile Data Project - capital equipment and software development	7,783,327
9		
10	Other Projects	1,848,626
11		
12	Transmission Plant	
13	Major Projects:	
14	Wisconsin Central RR - permanent land rights	2,370,263
15	Upgrade transformer relays	1,016,021
16	Service Facility requests - new service - transmission lines	2,098,662
17	Round Lake TSS 42 - replace two 40MVA and two 60MVA transformers	4,734,225
18	Streator TSS 61 - build new TSS and relocate 345KV lines	1,403,067
19	Kingsbury TSS 34 - replace four transformers and switchgear	3,734,954
20	Supervisory Control and Data Acquisition and MAS radio installation	2,563,751
21	Davis Creek TSS 86 - install third 300MVA, 345-138KV auto transformer	1,849,157
22	Minooka TSS 935 - Independent Power Producer	18,860,500
23	Bulk Power transformer spares	2,163,143
24	Libertyville TSS 154 - second auto transformer	5,874,514
25	SWAT bulk power equipment replacement	1,684,416
26	State TSS 126 - install new substation and related equipment	9,864,206
27	DeKoven TSS 90 - install two auto transformers	6,205,055
28	Routing of new transmission lines	1,112,105
29	Columbus\Randolph - 138KV circuit breakers and rings	1,732,184
30	Silver Lake TSS 138 - bus development	2,736,351
31		
32	Other Projects	19,055,907
33		
34	Distribution Plant	
35	Major Projects:	
36	Joint Pole project adjustment	10,580,509
37	Division 4/12 MVA conversions	1,213,033
38	Waiting for redistribution - capital projects	1,161,368
39	Algonquin TDC 259 - install intitial two 40 MVA 138 - 12.5KV transformers	3,142,036
40	Various equipment installation - Distribution	6,188,800
41	Services and meter installation	3,222,280
42	New Business - distribution lines	3,561,125
43	TOTAL	546,787,794

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company	(1) [X] An Original (2) [ ] A Resubmission	04/29/2002	Dec. 31, 2001

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1	Distribution Plant (continued)	
2	Major Projects (continued):	
3	Streator TSS 61 - relocate 345KV lines	2,467,004
4	Kingsbury TSS 34 - replace four transformers and switchgear	5,982,746
5	DC/SS/NC capacity equipment	1,944,651
6	Distribution equipment monitor	8,263,126
7	Electric service facility requests	5,905,405
8	Capitalized inventory - distribution transformers	1,277,655
9	Woodstock TSS 151 - third 40MVA transfomer	3,516,869
10	Hanson Park TSS 32 - 12KV switchgear	1,128,795
11	Roseland TSS 41 - install transformers, switchgear and associated equipment	1,038,823
12	Aptakisic TSS 109 - install new feeders and conduits	2,217,702
13	Crestwood TDC 461 - install fourth transformer	1,265,579
14	New Lenox TDC 406 - install first 40MVA transformer and associated equipment	1,446,779
15	Lakeview TSS 35 - 138KV ring bus and circuit breakers	3,187,764
16	Wilmington TSS 149 - install second 40MVA transformer	8,741,184
17	Bolingbrook TDC 561 - install fourth 40MVA transformer	1,751,786
18	Dearborn TSS 87 - building addition	1,522,560
19	Reliability cable replacement	1,005,593
20	Other reliability work	1,882,673
21	State TSS 126 - install new substation and related equipment	34,328,010
22	TSS 140 - install new feeder	2,429,650
23	Jefferson TSS 45 - install 200MVA, 138-69KV transformer and ring bus	4,864,902
24	Motorola Deer Park - install three new feeders	1,782,940
25	Line 19203 - replace 69KV cable and cable joints	2,473,968
26	Schaumburg Road - overhead relocation	2,434,352
27	DeKoven TSS 90 - install two auto transformers	30,204,821
28	Roseland TSS 41 - install switchgear	7,121,669
29	Abbott Labs ESS A-429 - install four 40MVA 132-13.2KV transformers with LTC	2,464,351
30		
31	Other Projects	66,109,658
32		
33	General Plant	
34	Major Projects:	
35	Card access system	2,797,749
36	Treasury - processing equipment	1,160,389
37	Powerpath tech architecture	1,331,353
38	Itron primer upgrade	3,597,935
39	Develop Powerpath system	1,481,267
40	EMS/SCADA system replacement	1,703,932
41	Information Technology projects	3,439,556
42	Three year strategic relocation	1,196,527
43	TOTAL	546,787,794

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company	(1) [X] An Original (2) [ ] A Resubmission	04/29/2002	Dec. 31, 2001

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1	General Plant (continued)	
2	Major Projects (continued):	
3	Lincoln Centre 2 - tenant improvement costs	2,046,621
4	SCADA hardware and system costs	76,809,224
5	Miscellaneous computer systems - Electronic Data Processing equipment	1,527,201
6	900 MHZ radio system	1,704,227
7	Information Technology desktop engineering	2,765,724
8	Facilities management alliance projects	7,257,182
9	NWFIBR sum NW ring fiber building	2,320,362
10	Automated sectionalizing switch program	3,059,358
11	Jefferson TSS 45 - digital fiber	9,106,324
12	Install fiber optic steel ring	2,848,506
13	Mobile data project - capital equipment	2,066,717
14		
15	Other Projects	21,825,849
16		
17	Research, development and demonstration projects	12,133
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43	TOTAL	546,787,794

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company	(1) X An Original (2) _ A Resubmission	04/29/2002	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 216 Line No.: 10 Column: b

Projects under $1 million are grouped as "Other Projects".

Schedule Page: 216 Line No.: 32 Column: b

See Note on Page 216, Line 11, Column (b).

Schedule Page: 216.1 Line No.: 31 Column: b

See Note on Page 216, Line 11, Column (b).

Schedule Page: 216.2 Line No.: 15 Column: b

See Note on Page 216, Line 11, Column (b).

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company	(1) [X] An Original (2) [ ] A Resubmission	04/29/2002	Dec. 31, 2001

CONSTRUCTION OVERHEADS - ELECTRIC

1. List in column (a) to kinds of overheads according to the titles used by the respondent. Charges for outside professional services for engineering fees and management or supervision fees capitalized should be shown as separate items. 2. On Page 218 furnish information concerning construction overheads. 3. A respondent should not report "none" to the page if no overhead apportionments are made, but rather should explain on Page 218 the accounting procedures, employed and the amounts of engineering, supervision and administrative costs, etc. which are directly charged to construction. 4. Enter on this page engineering, supervision, administrative, and allowance for funds used during construction, etc., which are first assigned to a blanket work order and then prorated to construction jobs.

Line No.	Description of overhead (a)	Total amount charged for the year (b)
1		
2	Engineering	
3	Professional	15,877,947
4	Company	13,405,037
5		
6		
7	Injuries & Damages	4,706,225
8	Pensions	1,901,184
9	Benefits	52,237,189
10	Payroll Taxes	14,561,129
11	Adminstrative and Legal	11,568,771
12	IS Costs	8,010,590
13	Allowance for Funds Used During Construction - Debt	6,320,080
14	Allowance for Funds Used During Construction - Equity	10,219,756
15	Capitalized Interest (FASB 34)(See Note 1 for Notes to Financial Statements)	-68,493
16	Illinois State Use Tax	11,715,914
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46	TOTAL	150,455,329

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company	(1) [X] An Original (2) [ ] A Resubmission	04/29/2002	Dec. 31, 2001

GENERAL DESCRIPTION OF CONSTRUCTION OVERHEAD PROCEDURE

1. For each construction overhead explain: (a) the nature and extent of work, etc. the overhead charges are intended to cover, (b) the general procedure for determining the amount capitalized, (c) the method of distribution to construction jobs, (d) whether different rates are applied to different types of construction, (e) basis of differentiation in rates for different types of construction, and (f) whether the overhead is directly or indirectly assigned.
2. Show below the computation of allowance for funds used during construction rates, in accordance with the provisions of Electric Plant instructions 3(17) of the U.S. of A.
3. Where a net-of-tax rate for borrowed funds is used, show the appropriate tax effect adjustment to the computations below in a manner that clearly indicates the amount of reduction in the gross rate for tax effects.

See Page 450 and 450.1 for a General Description of Construction Overhead Procedure and the Computation of Annual Allowance for Funds Used During Construction Rate.

COMPUTATION OF ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION RATES

For line 1(5), column (d) below, enter the rate granted in the last rate proceeding. If such is not available, use the average rate earned during the preceding three years.

1. Components of Formula (Derived from actual book balances and actual cost rates):

Line No.	Title (a)	Amount (b)	Capitalization Ratio(Percent) (c)	Cost Rate Percentage (d)
1	Average Short-Term Debt & Computation of Allowance text	S		
2	Short-term Interest			s
3	Long-Term Debt	D		d
4	Preferred Stock	P		p
5	Common Equity	C		c
6	Total Capitalization		100%	
7	Average Construction Work in Progress Balance	W		

2. Gross Rate for Borrowed Funds $s\left(\frac{S}{W}\right) + d\left(\frac{D}{D+P+C}\right)\left(1 - \frac{S}{W}\right)$ 0.00

3. Rate for Other Funds $\left[1 - \frac{S}{W}\right]\left[p\left(\frac{P}{D+P+C}\right) + c\left(\frac{C}{D+P+C}\right)\right]$ 0.00

4. Weighted Average Rate Actually Used for the Year:
   a. Rate for Borrowed Funds - 0.00
   b. Rate for Other Funds - 0.00

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company	(1) X An Original (2) _ A Resubmission	04/29/2002	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 218 Line No.: 1 Column: OH exp

General Description of Construction Overhead Procedure:

Engineering -
The cost of services rendered by the Company's engineering departments applicable to construction is accounted for by direct charges to the applicable work order.

Administrative and Legal -
Studies are made of administrative and general costs to determine the portions of costs accumulated in administrative and general expense accounts which are applicable to construction; amounts applicable to construction are charged to an overhead work order and distributed to construction based on total costs of construction work orders each month. Legal expenses applicable to major projects are charged directly to specific work orders provided for such projects and cleared to completed construction with the related direct costs for the project.

Injuries and Damages, Pensions, Employee Welfare, Payroll Taxes, and IS Costs -
The costs of injuries and damages, pensions, employee welfare, payroll taxes, and IS costs are accumulated in expense accounts provided for that purpose. The portions thereof applicable to construction are based on the ratio of construction payroll to total Company payroll. Amounts applicable to construction are charged to specific overhead work orders and distributed to construction based on payroll charges to construction work orders each month.

Supervision Includable in Direct Construction Costs -
The salaries and expenses of employees whose time can be directly assigned to specific work orders are directly reported as direct construction costs. The salaries and expenses of department heads and other supervisory employees are allocated to construction work orders on the basis of direct payroll of the respective department and accounted for as direct construction costs.

Illinois Use Tax -
Illinois Use Tax applicable to certain major projects is charged directly to specific work orders provided for the individual projects and is closed to plant monthly based on the related direct costs of such projects. Tax applicable to all other construction is charged to an overhead work order and distributed to construction on the basis of total direct cost expenditures each month, other than expenditures for land and major projects for which specific work orders are provided.

Property Taxes -
Property taxes applicable to certain major projects during the construction periods are charged to specific work orders provided for the individual projects and are closed to completed plant with the related direct costs of such projects.

Allowance for Funds Used During Construction (AFUDC) -
The computation of an annual AFUDC rate has been approved by the Chief Accountant of the Federal Energy Regulatory Commission. The annual rate used in 2001 is presented below. The allowance is compounded semi-annually and is applied to construction expenditures for projects having a construction period exceeding 30 days and amounting to more than $25,000. The computation period begins with the commencement of construction and ends with the in-service date. ComEd discontinued SFAS No. 71 regulatory accounting practices in December 1997 for the generation portion of its business. As a result, beginning in 1998, ComEd capitalized interest costs on its generation-related construction work in progress and nuclear fuel in process. Interest capitalized is calculated in accordance with FASB 34 - Capitalization of Interest Costs.

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company	(1) X An Original (2) _ A Resubmission	04/29/2002	Dec 31, 2001

FOOTNOTE DATA

Computation of Allowance for Funds Used During Construction Rate
(See Note 1 at the bottom of this page)

Title	Amount (000)	Capitalization Ratio	Cost Rate
	January through December 2001		
Average Short-Term Debt	$ 10,000		
Short-Term Interest			3.75%
Long-Term Debt	$ 6,821,927	53.11%	6.86
Preferred Stock	0	0.00	0.00
Common Equity	6,022,235	46.89	10.80
Total Capitalization	$12,844,162	100.00%	
Average Construction Work in Progress	$ 789,000		
Rate for Borrowed Funds (2)		3.65%	
Rate for Other Funds (2)		5.00%	
Rates Actually Used:			
a. Rate for Borrowed Funds		3.65%	
b. Rate for Other Funds		5.00%	

Notes to Page 218 and related footnotes

(1) The Chief Accountant of the Federal Energy Regulatory Commission has approved the computation of AFUDC rates on an annual basis. In determining an AFUDC rate for a calendar year, the balances and cost rates reflect the long-term debt, preferred stock and common equity at the end of the prior year, the estimated average short-term debt and related cost for the current year, and the estimated average balance of construction work in progress subject to AFUDC for the current year. The common equity cost rate is the rate granted in the most recent rate proceeding before the Illinois Commerce Commission.

(2) Computed using the formula prescribed in Electric Plant Instruction 3 (17).

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company	(1) [X] An Original (2) [ ] A Resubmission	04/29/2002	Dec. 31, 2001

ACCUMULATED PROVISION FOR DEPRECIATION OF ELECTRIC UTILITY PLANT (Account 108)

1. Explain in a footnote any important adjustments during year.
2. Explain in a footnote any difference between the amount for book cost of plant retired, Line 11, column (c), and that reported for electric plant in service, pages 204-207, column 9d), excluding retirements of non-depreciable property.
3. The provisions of Account 108 in the Uniform System of accounts require that retirements of depreciable plant be recorded when such plant is removed from service. If the respondent has a significant amount of plant retired at year end which has not been recorded and/or classified to the various reserve functional classifications, make preliminary closing entries to tentatively functionalize the book cost of the plant retired. In addition, include all costs included in retirement work in progress at year end in the appropriate functional classifications.
4. Show separately interest credits under a sinking fund or similar method of depreciation accounting.

Section A. Balances and Changes During Year

Line No.	Item (a)	Total (c+d+e) (b)	Electric Plant in Service (c)	Electric Plant Held for Future Use (d)	Electric Plant Leased to Others (e)
1	Balance Beginning of Year	14,210,942,534	14,210,942,534		
2	Depreciation Provisions for Year, Charged to				
3	(403) Depreciation Expense	353,119,052	353,119,052		
4	(413) Exp. of Elec. Plt. Leas. to Others				
5	Transportation Expenses-Clearing	12,712,512	12,712,512		
6	Other Clearing Accounts				
7	Other Accounts (Specify):				
8					
9	TOTAL Deprec. Prov for Year (Enter Total of lines 3 thru 8)	365,831,564	365,831,564		
10	Net Charges for Plant Retired:				
11	Book Cost of Plant Retired	171,144,200	171,144,200		
12	Cost of Removal	31,323,290	31,323,290		
13	Salvage (Credit)	932,197	932,197		
14	TOTAL Net Chrgs. for Plant Ret. (Enter Total of lines 11 thru 13)	201,535,293	201,535,293		
15	Other Debit or Cr. Items (Describe):				
16	(See Notes)	-9,507,097,230	-9,507,097,230		
17	Balance End of Year (Enter Totals of lines 1, 9, 14, 15, and 16)	4,868,141,575	4,868,141,575		
	Section B. Balances at End of Year According to Functional Classification				
18	Steam Production				
19	Nuclear Production				
20	Hydraulic Production-Conventional				
21	Hydraulic Production-Pumped Storage				
22	Other Production				
23	Transmission	683,455,365	683,455,365		
24	Distribution	3,927,869,227	3,927,869,227		
25	General	256,816,983	256,816,983		
26	TOTAL (Enter Total of lines 18 thru 25)	4,868,141,575	4,868,141,575		

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company	(1) X An Original (2) _ A Resubmission	04/29/2002	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 219 Line No.: 1 Column: c

The Balance Beginning of the Year - Column (c) reflects ComEd's assets prior to the corporate restructuring to separate generation and other competitive businesses from its regulated energy delivery business which occurred in January 2001. Included in Line 16, "Other Debit or Credit Items" are amounts which reflect the transfers of the beginning of the year balances related to the generation and other competitive businesses from ComEd due to the corporate restructuring. See Note for Line No. 16, Column (c) below. The Balance End of Year in Section A and Section B reflect the Accumulated Provisions for Depreciation for assets of ComEd consisting of its retail electricity and transmission business in Northern Illinois after the corporate restructuring. See Note 2 of Notes to Financial Statements.

Schedule Page: 219 Line No.: 16 Column: c

Consists of the following:

- Transfers from ComEd Balance at Beginning of the Year to generation and other competitive businesses:	
- Accumulated provision for Depreciation - Nuclear Production	$(9,427,127,589)
- Accumulated provision for Depreciation - Transmission	(33,631,157)
- Accumulated provision for Depreciation - General Plant	(41,698,139)
- Transfer of accumulated provision for depreciation related to the Cteam from electric plant in service to non-utility property.	(2,459,933)
- Transfer of accumulated provision for depreciation related to the Fillmore DSS from electric plant in service to non-utility property.	(77,593)
- Transfer of accumulated provision for depreciation related to electric plant in service to amortization of leasehold improvements in electric plant in service.	(234,081)
- Net Transfer of accumulated provision for depreciation related to electric plant in service to generation and other business units during the year.	(1,221,173)
- Reimbursements for Highway Relocations.	(647,565)
TOTAL	$(9,507,097,230)

Schedule Page: 219 Line No.: 17 Column: c

See Note on Page 219, Line No. 1, Column (c). Also see Page 206 for tentative account distribution of retirements.

Schedule Page: 219 Line No.: 26 Column: c

See Note on Page 219, Line No. 1, Column (c).

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company	(1) [X] An Original (2) [ ] A Resubmission	04/29/2002	Dec. 31, 2001

NONUTILITY PROPERTY (Account 121)

1. Give a brief description and state the location of Nonutility property included in Account 121.
2. Designate with a double asterisk any property which is Leased to another company. State name of Lessee and whether Lessee is an associated company.
3. Furnish particulars (details) concerning sales, purchases, or transfers of Nonutility Property during the year.
4. List separately all property previously devoted to public service and give date of transfer to Account 121, Nonutility Property.
5. Minor Items (5% of the Balance at the End of the Year), for Account 121 or $100,000, whichever is Less) may be-grouped by (1) previously devoted to public service (Line 44), or (2) other Nonutility property (Line 45).

Line No.	Description and Location (a)	Balance of Begining of Year (b)	Purchases, Sales, Transfers, etc. (c)	Balance at End of Year (d)
1	Property Previously Devoted to Public Service -			
2				
3	Quarry TSS W. 25th St and Senour Ave. - Improvement	146,253		146,253
4				
5				
6	Property not Previously Devoted to Public Service -			
7				
8	Braidwood Recreational Area	765,667	-765,667	
9	Byron (Excess Parcels)	163,465	-163,465	
10	Charter Grove TSS	1,925,371	-1,288,016	637,355
11	Highland Park TSS 48 West Park Ave. & Old Skokie Hwy	302,030		302,030
12	Huntley TDC	239,787		239,787
13	Business Resource Center - Land & Structures	2,938,685		2,938,685
14	LaSalle County Station (Excess Parcels)	115,514	-115,514	
15	LaSalle County Station - Recreational Area	1,293,192	-1,293,192	
16	LaSalle Transmission Line Project	179,008		179,008
17	Quad Cities - Corridor	173,696		173,696
18	Station "M" Site - Plano R.O.W.	1,343,930		1,343,930
19	Waukegan Station - Sand Street and Dahringer Road	808,125		808,125
20	Wayne-Charter Grove - R.O.W.	192,878	36,881	229,759
21	Will County - Wheatland - DuPage R.O.W.	107,464		107,464
22	Wayne - Itasca R.O.W.	851,932		851,932
23				
24				
25				
26				
27				
28				
29				
30				
31				
32				
33				
34				
35				
36				
37				
38				
39				
40				
41				
42				
43				
44	Minor Item Previously Devoted to Public Service	501,024	143,000	644,024
45	Minor Items-Other Nonutility Property	939,250	68,787	1,008,037
46	TOTAL	12,987,271	-3,377,186	9,610,085

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company	(1) X An Original (2) __ A Resubmission	04/29/2002	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 221 Line No.: 1 Column: b

The Balance at the Beginning of the Year - column (b) reflects ComEd's assets prior to the corporate restructuring to separate generation from its regulated energy delivery business which occurred in January 2001. Included in the "Purchases, Sales, Transfers, etc." column (c) is the transfer of the beginning of the year balances related to the generation business from ComEd due to the corporate restructuring. The Balance at End of Year - Column (d) reflects the assets of ComEd after the corporate restructuring. See Note 2 of Notes to Financial Statements.

Schedule Page: 221 Line No.: 1 Column: c

See notes on Page 221, Line No. 1, Column (b).

Particulars of Transactions During the Year 2001:

Balance Beginning of Year			$12,987,271
Debits:			

Transfers from/to Non-Utility and Plant in Service			
C-Team Land	$ 3,095,695	(1,2)	
C-Team Structure	30,623,971	(1,2)	
Miscellaneous (13 items)	232,845		$33,952,511
Transfers from and to Plant Held for Future Use			
Dunning DC	232,026	(3)	
Miscellaneous (2 items)	55,079		$ 287,105
Additions:			

Miscellaneous (4 items)	151,489	(3)	$ 151,489
Sales of Property -			
Charter Gr TSS	(1,288,016)		
C-Team Land and Structures	(33,719,666)	(1,2)	
Miscellaneous (6 items)	(161,540)		($35,169,222)
Transfers from ComEd Balance at Beginning of the Year to Exelon Generation:			
Byron (Excess Parcels)	(163,465)		
LaSalle County Station (Excess Parcels)	(115,514)		
Quad Cities Station	(105,319)	(3)	
LaSalle Station - Recreational Area	(1,293,192)		
Braidwood Station - Recreational Area	(765,667)		
Miscellaneous (8 items)	(155,912)		($2,599,069)
Balance End of Year			$9,610,085

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company	(1) X An Original (2) _ A Resubmission	04/29/2002	Dec 31, 2001

FOOTNOTE DATA

===========

(1) See Sales of Property below.
(2) These items relate to line 44 of page 221.
(3) These items relate to line 45 of page 221.

Schedule Page: 221 Line No.: 1 Column: d

See notes on Page 221, Line No. 1, Column (b).

Schedule Page: 221 Line No.: 9 Column: a

Name of lessee(s):

Grant Landis

Schedule Page: 221 Line No.: 18 Column: a

Name of lessee(s):

Wallace and Janet Hartwig
Roy E. Plote
Melvin Frieders

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company	(1) [X] An Original (2) [ ] A Resubmission	04/29/2002	Dec. 31, 2001

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Account 403, 404, 405)
(Except amortization of aquisition adjustments)

1. Report in Section A for the year the amounts for: (a) Depreciation Expense (Account 403); (b) Amortization of Limited-Term Electric Plant (Account 404); and (c) Amortization of Other Electric Plant (Account 405).
2. Report in Section 8 the rates used to compute amortization charges for electric plant (Accounts 404 and 405). State the basis used to compute charges and whether any changes have been made in the basis or rates used from the preceding report year.
3. Report all available information called for in Section C every fifth year beginning with report year 1971, reporting annually only changes to columns (c) through (g) from the complete report of the preceding year.
Unless composite depreciation accounting for total depreciable plant is followed, list numerically in column (a) each plant subaccount, account or functional classification, as appropriate, to which a rate is applied. Identify at the bottom of Section C the type of plant included in any sub-account used.
In column (b) report all depreciable plant balances to which rates are applied showing subtotals by functional Classifications and showing composite total. Indicate at the bottom of section C the manner in which column balances are obtained. If average balances, state the method of averaging used.
For columns (c), (d), and (e) report available information for each plant subaccount, account or functional classification Listed in column (a). If plant mortality studies are prepared to assist in estimating average service Lives, show in column (f) the type mortality curve selected as most appropriate for the account and in column (g), if available, the weighted average remaining life of surviving plant. If composite depreciation accounting is used, report available information called for in columns (b) through (g) on this basis.
4. If provisions for depreciation were made during the year in addition to depreciation provided by application of reported rates, state at the bottom of section C the amounts and nature of the provisions and the plant items to which related.

A. Summary of Depreciation and Amortization Charges

Line No.	Functional Classification (a)	Depreciation Expense (Account 403) (b)	Amortization of Limited Term Electric Plant (Acc 404) (c)	Amortization of Other Electric Plant (Acc 405) (d)	Total (e)
1	Intangible Plant		14,042,724		14,042,724
2	Steam Product Plant				
3	Nuclear Production Plant				
4	Hydraulic Production Plant-Conventional				
5	Hydraulic Production Plant-Pumped Storage				
6	Other Production Plant				
7	Transmission Plant	41,409,655	8,939		41,418,594
8	Distribution Plant	275,607,086			275,607,086
9	General Plant	36,102,311	3,318,013		39,420,324
10	Common Plant-Electric				
11	TOTAL	353,119,052	17,369,676		370,488,728

B. Basis for Amortization Charges

The amortization charges shown in Column (c), Line 1 - Intangible Plant represent the amortization of the development costs of the Customer Information and Marketing System (CIMS) and PowerPath System. FERC approved an amortization period for CIMS of 15 years. The PowerPath System has an amortization period of 5 years.

The amortization charges shown in Column (c), Line 7 - Transmission Plant represent amortization of costs for three Transmission Right-of-Way Easements based on the periods covered by the Easements. No change was made in the basis or rates from the preceding year.

The amortization charges shown in Column (c), Line 9 - General Plant represent the amortization of eight leasehold improvements over the life of the respective leases.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company	(1) [X] An Original (2) [ ] A Resubmission	04/29/2002	Dec. 31, 2001

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Continued)

C. Factors Used in Estimating Depreciation Charges

Line No.	Account No. (a)	Depreciable Plant Base (In Thousands) (b)	Estimated Avg. Service Life (c)	Net Salvage (Percent) (d)	Applied Depr. rates (Percent) (e)	Mortality Curve Type (f)	Average Remaining Life (g)
12							
13							
14							
15							
16	Transportation						
17	Rolling Stock	178,028					
18							
19							
20	All Other Equipment						
21	(including Easements)						
22							
23							
24							
25	Transmission	1,725,402			2.40		
26	Distribution	6,845,795			3.60		
27	Distribution High Volt	1,214,936			2.40		
28	General Plant (exclud-						
29	-ing Transportation)	784,833			4.60		
30							
31							
32							
33	General Notes						
34							
35							
36							
37							
38							
39							
40							
41							
42							
43							
44							
45							
46							
47							
48							
49							
50							

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company	(1) X An Original (2) _ A Resubmission	04/29/2002	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 336 Line No.: 12 Column: e

The following note pertains to all rates in Column (e):

The annual depreciation rates include provisions for estimated removal costs, net of salvage.

Schedule Page: 336 Line No.: 17 Column: e

Individual depreciation rates are determined for each class of transportation equipment and depreciation provisions are charged to the respective transportation clearing accounts.

Schedule Page: 336 Line No.: 25 Column: b

Depreciation is computed monthly by using the monthly composite depreciation rate times the average depreciable plant-in-service balances at the beginning and end of each month. The amounts shown in Column (b) are the annual average depreciable plant-in-service balances computed by dividing the sum of the monthly average plant-in-service balances for the year by twelve.

Schedule Page: 336 Line No.: 26 Column: b

See preceding note.

Schedule Page: 336 Line No.: 26 Column: e

Effective for the year 2001, the method for accrual of depreciation costs for certain distribution plant assests (excluding Distribution High Voltage) was changed from group depreciation to amortization over a fixed life as allowed under Accounting Release Number AR-15 issued by the Federal Energy Regulatory Commission effective January 1, 1997. Also, on July 23, 2001, the FERC approved ComEd's request to adopt vintage year accounting for electric distribution plant Accounts 368, Line Transformers and 370, Meters. In accordance with the implementation guidelines of AR-15, the overall composite rate of the total combined depreciation and amortization remained the same as the composite rate of 3.6% in effect prior to the change.

Schedule Page: 336 Line No.: 29 Column: e

Effective for the year 2000, the method for accrual of depreciation costs for certain general plant assets (excluding Transportation) was changed from group depreciation to amortized over a fixed life as allowed under Accounting Release Number AR-15 issued by the Federal Energy Regulatory Commission effective January 1, 1997. The overall composite rate of the total combined depreciation and amortization has remained the same as the the composite rate of 4.6% in effect prior to the change in 2000.

Schedule Page: 336 Line No.: 33 Column: a

General Notes for Page 337:

The company provides depreciation on a straight-line basis by amortizing the cost of depreciable electric plant in service over estimated service lives for each class of plant. See notes on Page 337, Lines 26 and 29, Column (e).

Provisions for depreciation for transmission plant and distribution plant include a reduction of $3,517,549 and $3,455,588, respectively, related to estimated retirements of certain plant in service. The depreciable plant base on Page 337 - Column (b) also includes a reduction for the such estimated retirements for the respective transmission and distribution assets. The annual depreciation rate used in computing depreciation provisions for transmission plant, distribution plant (excluding high voltage) and distribution high voltage plant, including unrecorded estimated retirements, for 2001 was 2.40%, 3.60% and 2.40%, respectively.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company of Indiana, Inc.	(1) [X] An Original (2) [ ] A Resubmission	04/29/2002	Dec. 31, 2001

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION. AMORTIZATION AND DEPLETION

Line No.	Classification (a)	Total (b)	Electric (c)
1	Utility Plant		
2	In Service		
3	Plant in Service (Classified)	18,814,307	18,814,307
4	Property Under Capital Leases		
5	Plant Purchased or Sold		
6	Completed Construction not Classified	4,050,777	4,050,777
7	Experimental Plant Unclassified		
8	Total (3 thru 7)	22,865,084	22,865,084
9	Leased to Others		
10	Held for Future Use		
11	Construction Work in Progress	920,148	920,148
12	Acquisition Adjustments		
13	Total Utility Plant (8 thru 12)	23,785,232	23,785,232
14	Accum Prov for Depr, Amort, & Depl	20,196,621	20,196,621
15	Net Utility Plant (13 less 14)	3,588,611	3,588,611
16	Detail of Accum Prov for Depr, Amort & Depl		
17	In Service:		
18	Depreciation	20,196,621	20,196,621
19	Amort & Depl of Producing Nat Gas Land/Land Right		
20	Amort of Underground Storage Land/Land Rights		
21	Amort of Other Utility Plant		
22	Total In Service (18 thru 21)	20,196,621	20,196,621
23	Leased to Others		
24	Depreciation		
25	Amortization and Depletion		
26	Total Leased to Others (24 & 25)		
27	Held for Future Use		
28	Depreciation		
29	Amortization		
30	Total Held for Future Use (28 & 29)		
31	Abandonment of Leases (Natural Gas)		
32	Amort of Plant Acquisition Adj		
33	Total Accum Prov (equals 14) (22,26,30,31,32)	20,196,621	20,196,621

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company of Indiana, Inc.	(1) [X] An Original (2) [ ] A Resubmission	04/29/2002	Dec. 31, 2001

SUMMARY OF UTILITY PLANT AND ACCUMULATED PROVISIONS FOR DEPRECIATION. AMORTIZATION AND DEPLETION

Gas (d)	Other (Specify) (e)	Other (Specify) (f)	Other (Specify) (g)	Common (h)	Line No.
					1
					2
					3
					4
					5
					6
					7
					8
					9
					10
					11
					12
					13
					14
					15
					16
					17
					18
					19
					20
					21
					22
					23
					24
					25
					26
					27
					28
					29
					30
					31
					32
					33

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company of Indiana, Inc.	(1) [X] An Original (2) [ ] A Resubmission	04/29/2002	Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106)

1. Report below the original cost of electric plant in service according to the prescribed accounts.
2. In addition to Account 101, Electric Plant in Service (Classified), this page and the next include Account 102, Electric Plant Purchased or Sold; Account 103, Experimental Electric Plant Unclassified; and Account 106, Completed Construction Not Classified-Electric.
3. Include in column (c) or (d), as appropriate, corrections of additions and retirements for the current or preceding year.
4. Enclose in parentheses credit adjustments of plant accounts to indicate the negative effect of such accounts.
5. Classify Account 106 according to prescribed accounts, on an estimated basis if necessary, and include the entries in column (c). Also to be included in column (c) are entries for reversals of tentative distributions of prior year reported in column (b). Likewise, if the respondent has a significant amount of plant retirements which have not been classified to primary accounts at the end of the year, include in column (d) a tentative distribution of such retirements, on an estimated basis, with appropriate contra entry to the account for accumulated depreciation provision. Include also in column (d) reversals of tentative distributions of prior year of unclassified retirements. Show in a footnote the account distributions of these tentative classifications in columns (c) and (d), including the reversals of the prior years tentative account distributions of these amounts. Careful observance of the above

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
1	1. INTANGIBLE PLANT		
2	(301) Organization	16,483	
3	(302) Franchises and Consents		
4	(303) Miscellaneous Intangible Plant		
5	TOTAL Intangible Plant (Enter Total of lines 2, 3, and 4)	16,483	
6	2. PRODUCTION PLANT		
7	A. Steam Production Plant		
8	(310) Land and Land Rights		
9	(311) Structures and Improvements		
10	(312) Boiler Plant Equipment		
11	(313) Engines and Engine-Driven Generators		
12	(314) Turbogenerator Units		
13	(315) Accessory Electric Equipment		
14	(316) Misc. Power Plant Equipment		
15	TOTAL Steam Production Plant (Enter Total of lines 8 thru 14)		
16	B. Nuclear Production Plant		
17	(320) Land and Land Rights		
18	(321) Structures and Improvements		
19	(322) Reactor Plant Equipment		
20	(323) Turbogenerator Units		
21	(324) Accessory Electric Equipment		
22	(325) Misc. Power Plant Equipment		
23	TOTAL Nuclear Production Plant (Enter Total of lines 17 thru 22)		
24	C. Hydraulic Production Plant		
25	(330) Land and Land Rights		
26	(331) Structures and Improvements		
27	(332) Reservoirs, Dams, and Waterways		
28	(333) Water Wheels, Turbines, and Generators		
29	(334) Accessory Electric Equipment		
30	(335) Misc. Power PLant Equipment		
31	(336) Roads, Railroads, and Bridges		
32	TOTAL Hydraulic Production Plant (Enter Total of lines 25 thru 31)		
33	D. Other Production Plant		
34	(340) Land and Land Rights		
35	(341) Structures and Improvements		
36	(342) Fuel Holders, Products, and Accessories		
37	(343) Prime Movers		
38	(344) Generators		
39	(345) Accessory Electric Equipment		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company of Indiana, Inc.	(1) [X] An Original (2) [ ] A Resubmission	04/29/2002	Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

instructions and the texts of Accounts 101 and 106 will avoid serious omissions of the reported amount of respondent's plant actually in service at end of year.

6. Show in column (f) reclassifications or transfers within utility plant accounts. Include also in column (f) the additions or reductions of primary account classifications arising from distribution of amounts initially recorded in Account 102, include in column (e) the amounts with respect to accumulated provision for depreciation, acquisition adjustments, etc., and show in column (f) only the offset to the debits or credits distributed in column (f) to primary account classifications.

7. For Account 399, state the nature and use of plant included in this account and if substantial in amount submit a supplementary statement showing subaccount classification of such plant conforming to the requirement of these pages.

8. For each amount comprising the reported balance and changes in Account 102, state the property purchased or sold, name of vendor or purchase, and date of transaction. If proposed journal entries have been filed with the Commission as required by the Uniform System of Accounts, give also date of such filing.

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					1
			16,483		2
					3
					4
			16,483		5
					6
					7
					8
					9
					10
					11
					12
					13
					14
					15
					16
					17
					18
					19
					20
					21
					22
					23
					24
					25
					26
					27
					28
					29
					30
					31
					32
					33
					34
					35
					36
					37
					38
					39

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company of Indiana, Inc.	(1) [X] An Original (2) [ ] A Resubmission	04/29/2002	Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Line No.	Account (a)	Balance Beginning of Year (b)	Additions (c)
40	(346) Misc. Power Plant Equipment		
41	TOTAL Other Prod. Plant (Enter Total of lines 34 thru 40)		
42	TOTAL Prod. Plant (Enter Total of lines 15, 23, 32, and 41)		
43	3. TRANSMISSION PLANT		
44	(350) Land and Land Rights	833,872	
45	(352) Structures and Improvements	597,630	733,095
46	(353) Station Equipment	12,453,109	300,329
47	(354) Towers and Fixtures	4,579,445	
48	(355) Poles and Fixtures	614,645	
49	(356) Overhead Conductors and Devices	1,389,689	
50	(357) Underground Conduit	382,350	
51	(358) Underground Conductors and Devices	370,475	
52	(359) Roads and Trails		
53	TOTAL Transmission Plant (Enter Total of lines 44 thru 52)	21,221,215	1,033,424
54	4. DISTRIBUTION PLANT		
55	(360) Land and Land Rights		
56	(361) Structures and Improvements		
57	(362) Station Equipment		
58	(363) Storage Battery Equipment		
59	(364) Poles, Towers, and Fixtures		
60	(365) Overhead Conductors and Devices		
61	(366) Underground Conduit		
62	(367) Underground Conductors and Devices		
63	(368) Line Transformers		
64	(369) Services		
65	(370) Meters		
66	(371) Installations on Customer Premises		
67	(372) Leased Property on Customer Premises		
68	(373) Street Lighting and Signal Systems		
69	TOTAL Distribution Plant (Enter Total of lines 55 thru 68)		
70	5. GENERAL PLANT		
71	(389) Land and Land Rights		
72	(390) Structures and Improvements		
73	(391) Office Furniture and Equipment		
74	(392) Transportation Equipment		
75	(393) Stores Equipment		
76	(394) Tools, Shop and Garage Equipment		
77	(395) Laboratory Equipment		
78	(396) Power Operated Equipment		
79	(397) Communication Equipment	590,009	3,953
80	(398) Miscellaneous Equipment		
81	SUBTOTAL (Enter Total of lines 71 thru 80)	590,009	3,953
82	(399) Other Tangible Property		
83	TOTAL General Plant (Enter Total of lines 81 and 82)	590,009	3,953
84	TOTAL (Accounts 101 and 106)	21,827,707	1,037,377
85	(102) Electric Plant Purchased (See Instr. 8)		
86	(Less) (102) Electric Plant Sold (See Instr. 8)		
87	(103) Experimental Plant Unclassified		
88	TOTAL Electric Plant in Service (Enter Total of lines 84 thru 87)	21,827,707	1,037,377

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company of Indiana, Inc.	(1) [X] An Original (2) [ ] A Resubmission	04/29/2002	Dec. 31, 2001

ELECTRIC PLANT IN SERVICE (Account 101, 102, 103 and 106) (Continued)

Retirements (d)	Adjustments (e)	Transfers (f)	Balance at End of Year (g)		Line No.
					40
					41
					42
					43
			833,872		44
			1,330,725		45
			12,753,438		46
			4,579,445		47
			614,645		48
			1,389,689		49
			382,350		50
			370,475		51
					52
			22,254,639		53
					54
					55
					56
					57
					58
					59
					60
					61
					62
					63
					64
					65
					66
					67
					68
					69
					70
					71
					72
					73
					74
					75
					76
					77
					78
			593,962		79
					80
			593,962		81
					82
			593,962		83
			22,865,084		84
					85
					86
					87
			22,865,084		88

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company of Indiana, Inc.	(1) X An Original (2) _ A Resubmission	04/29/2002	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 204 Line No.: 88 Column: c

Account distribution of tentative classifications of additions and retirements:

	Additions		Retirements	
Account	Beginning of Year	End of Year	Beginning of Year	End of Year
311	$ -	$ -	$ -	$ -
312	-	-	-	-
314	-	-	-	-
315	-	-	-	-
316	-	-	-	-
350	(8,281)	(8,281)	-	-
352	-	733,095	-	-
353	486,133	786,462	-	-
354	2,451,550	2,451,550	24,512	24,512
356	-	-	32,265	32,265
357	83,998	83,998	-	-
391	-	-	-	-
397	-	3,953	-	-
	$ 3,013,400	$ 4,050,777	$ 56,777	$ 56,777

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company of Indiana, Inc.	(1) [X] An Original (2) [ ] A Resubmission	04/29/2002	Dec. 31, 2001

CONSTRUCTION WORK IN PROGRESS - - ELECTRIC (Account 107)

1. Report below descriptions and balances at end of year of projects in process of construction (107)
2. Show items relating to "research, development, and demonstration" projects last, under a caption Research, Development, and Demonstrating (see Account 107 of the Uniform System of Accounts)
3. Minor projects (5% of the Balance End of the Year for Account 107 or $100,000, whichever is less) may be grouped.

Line No.	Description of Project (a)	Construction work in progress - Electric (Account 107) (b)
1	Projects -	
2	Install Fiber Optic Cable	102,789
3	Station 7 - Equipment Monitor L0702, 0705	320,835
4	L0721 Line Relay and Carrier	159,159
5	Install Audiotone Equipment	296,954
6		
7		
8		
9	Minor Projects	40,411
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43	TOTAL	920,148

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company of Indiana, Inc.	(1) [X] An Original (2) [ ] A Resubmission	04/29/2002	Dec. 31, 2001

CONSTRUCTION OVERHEADS - ELECTRIC

1. List in column (a) to kinds of overheads according to the titles used by the respondent. Charges for outside professional services for engineering fees and management or supervision fees capitalized should be shown as separate items. 2. On Page 218 furnish information concerning construction overheads. 3. A respondent should not report "none" to the page if no overhead apportionments are made, but rather should explain on Page 218 the accounting procedures, employed and the amounts of engineering, supervision and administrative costs, etc. which are directly charged to construction. 4. Enter on this page engineering, supervision, administrative, and allowance for funds used during construction, etc., which are first assigned to a blanket work order and then prorated to construction jobs.

Line No.	Description of overhead (a)	Total amount charged for the year (b)
1		
2	Engineering Service Contracts	
3	Commonwealth Edison Company	12,577
4		
5		
6		
7		
8	Indirect Labor Cost Allocation	4,417
9		
10		
11		
12		
13		
14		
15		
16		
17		
18		
19		
20		
21		
22		
23		
24		
25		
26		
27		
28		
29		
30		
31		
32		
33		
34		
35		
36		
37		
38		
39		
40		
41		
42		
43		
44		
45		
46	TOTAL	16,994

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company of Indiana, Inc.	(1) [X] An Original (2) [ ] A Resubmission	04/29/2002	Dec. 31, 2001

GENERAL DESCRIPTION OF CONSTRUCTION OVERHEAD PROCEDURE

1. For each construction overhead explain: (a) the nature and extent of work, etc. the overhead charges are intended to cover, (b) the general procedure for determining the amount capitalized, (c) the method of distribution to construction jobs, (d) whether different rates are applied to different types of construction, (e) basis of differentiation in rates for different types of construction, and (f) whether the overhead is directly or indirectly assigned.
2. Show below the computation of allowance for funds used during construction rates, in accordance with the provisions of Electric Plant instructions 3(17) of the U.S. of A.
3. Where a net-of-tax rate for borrowed funds is used, show the appropriate tax effect adjustment to the computations below in a manner that clearly indicates the amount of reduction in the gross rate for tax effects.

See Page 450 for a general description of Construction Overhead Procedures.

COMPUTATION OF ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION RATES

For line 1(5), column (d) below, enter the rate granted in the last rate proceeding. If such is not available, use the average rate earned during the preceding three years.

1. Components of Formula (Derived from actual book balances and actual cost rates):

Line No.	Title (a)	Amount (b)	Capitalization Ratio(Percent) (c)	Cost Rate Percentage (d)
1	Average Short-Term Debt & Computation of Allowance text	S		
2	Short-term Interest			s
3	Long-Term Debt	D		d
4	Preferred Stock	P		p
5	Common Equity	C		c
6	Total Capitalization		100%	
7	Average Construction Work in Progress Balance	W		

2. Gross Rate for Borrowed Funds $s\left(\frac{S}{W}\right) + d\left(\frac{D}{D+P+C}\right)\left(1 - \frac{S}{W}\right)$ 0.00

3. Rate for Other Funds $\left[1 - \frac{S}{W}\right]\left[p\left(\frac{P}{D+P+C}\right) + c\left(\frac{C}{D+P+C}\right)\right]$ 0.00

4. Weighted Average Rate Actually Used for the Year:
   a. Rate for Borrowed Funds - 0.00
   b. Rate for Other Funds - 0.00

Name of Respondent	This Report is:	Date of Report	Year of Report
Commonwealth Edison Company of Indiana, Inc.	(1) X An Original (2) _ A Resubmission	(Mo, Da, Yr) 04/29/2002	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 218 Line No.: 1 Column: OH exp

General Description of Construction Overhead Procedure:

Engineering -
The cost of engineering services applicable to construction is accounted for by direct charges to construction projects.

Allowance for Funds Used During Construction (AFUDC) -
AFUDC is computed using the annual rates determined by Commonwealth Edison Company, parent company, in accordance with Order No. 561 issued by the Federal Power Commission. For calculation of the annual AFUDC rates see page 218 of FERC Form No. 1 Annual Report filed by Commonwealth Edison Company for the year 2001.
The allowance is compounded semi-annually and is applied to construction expenditures for projects having a construction period exceeding 30 days and amounting to more than $25,000. The computation period begins with the commencement of construction and ends with the in-service date.

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company of Indiana, Inc.	(1) [X] An Original (2) [ ] A Resubmission	04/29/2002	Dec. 31, 2001

ACCUMULATED PROVISION FOR DEPRECIATION OF ELECTRIC UTILITY PLANT (Account 108)

1. Explain in a footnote any important adjustments during year.
2. Explain in a footnote any difference between the amount for book cost of plant retired, Line 11, column (c), and that reported for electric plant in service, pages 204-207, column 9d), excluding retirements of non-depreciable property.
3. The provisions of Account 108 in the Uniform System of accounts require that retirements of depreciable plant be recorded when such plant is removed from service. If the respondent has a significant amount of plant retired at year end which has not been recorded and/or classified to the various reserve functional classifications, make preliminary closing entries to tentatively functionalize the book cost of the plant retired. In addition, include all costs included in retirement work in progress at year end in the appropriate functional classifications.
4. Show separately interest credits under a sinking fund or similar method of depreciation accounting.

Section A. Balances and Changes During Year

Line No.	Item (a)	Total (c+d+e) (b)	Electric Plant in Service (c)	Electric Plant Held for Future Use (d)	Electric Plant Leased to Others (e)
1	Balance Beginning of Year	19,940,594	19,940,594		
2	Depreciation Provisions for Year, Charged to				
3	(403) Depreciation Expense	268,709	268,709		
4	(413) Exp. of Elec. Plt. Leas. to Others				
5	Transportation Expenses-Clearing				
6	Other Clearing Accounts				
7	Other Accounts (Specify):				
8					
9	TOTAL Deprec. Prov for Year (Enter Total of lines 3 thru 8)	268,709	268,709		
10	Net Charges for Plant Retired:				
11	Book Cost of Plant Retired				
12	Cost of Removal	12,682	12,682		
13	Salvage (Credit)				
14	TOTAL Net Chrgs. for Plant Ret. (Enter Total of lines 11 thru 13)	12,682	12,682		
15	Other Debit or Cr. Items (Describe):				
16					
17	Balance End of Year (Enter Totals of lines 1, 9, 14, 15, and 16)	20,196,621	20,196,621		
	Section B. Balances at End of Year According to Functional Classification				
18	Steam Production				
19	Nuclear Production				
20	Hydraulic Production-Conventional				
21	Hydraulic Production-Pumped Storage				
22	Other Production				
23	Transmission	19,986,482	19,986,482		
24	Distribution				
25	General	210,139	210,139		
26	TOTAL (Enter Total of lines 18 thru 25)	20,196,621	20,196,621		

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company of Indiana, Inc.	(1) [X] An Original (2) [ ] A Resubmission	04/29/2002	Dec. 31, 2001

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Account 403, 404, 405)
(Except amortization of aquisition adjustments)

1. Report in Section A for the year the amounts for: (a) Depreciation Expense (Account 403); (b) Amortization of Limited-Term Electric Plant (Account 404); and (c) Amortization of Other Electric Plant (Account 405).
2. Report in Section 8 the rates used to compute amortization charges for electric plant (Accounts 404 and 405). State the basis used to compute charges and whether any changes have been made in the basis or rates used from the preceding report year.
3. Report all available information called for in Section C every fifth year beginning with report year 1971, reporting annually only changes to columns (c) through (g) from the complete report of the preceding year.
Unless composite depreciation accounting for total depreciable plant is followed, list numerically in column (a) each plant subaccount, account or functional classification, as appropriate, to which a rate is applied. Identify at the bottom of Section C the type of plant included in any sub-account used.
In column (b) report all depreciable plant balances to which rates are applied showing subtotals by functional Classifications and showing composite total. Indicate at the bottom of section C the manner in which column balances are obtained. If average balances, state the method of averaging used.
For columns (c), (d), and (e) report available information for each plant subaccount, account or functional classification Listed in column (a). If plant mortality studies are prepared to assist in estimating average service Lives, show in column (f) the type mortality curve selected as most appropriate for the account and in column (g), if available, the weighted average remaining life of surviving plant. If composite depreciation accounting is used, report available information called for in columns (b) through (g) on this basis.
4. If provisions for depreciation were made during the year in addition to depreciation provided by application of reported rates, state at the bottom of section C the amounts and nature of the provisions and the plant items to which related.

A. Summary of Depreciation and Amortization Charges

Line No.	Functional Classification (a)	Depreciation Expense (Account 403) (b)	Amortization of Limited Term Electric Plant (Acc 404) (c)	Amortization of Other Electric Plant (Acc 405) (d)	Total (e)
1	Intangible Plant				
2	Steam Product Plant				
3	Nuclear Production Plant				
4	Hydraulic Production Plant-Conventional				
5	Hydraulic Production Plant-Pumped Storage				
6	Other Production Plant				
7	Transmission Plant	261,540			261,540
8	Distribution Plant				
9	General Plant	7,169			7,169
10	Common Plant-Electric				
11	TOTAL	268,709			268,709

B. Basis for Amortization Charges

Name of Respondent	This Report Is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company of Indiana, Inc.	(1) [X] An Original (2) [ ] A Resubmission	04/29/2002	Dec. 31, 2001

DEPRECIATION AND AMORTIZATION OF ELECTRIC PLANT (Continued)

C. Factors Used in Estimating Depreciation Charges

Line No.	Account No. (a)	Depreciable Plant Base (In Thousands) (b)	Estimated Avg. Service Life (c)	Net Salvage (Percent) (d)	Applied Depr. rates (Percent) (e)	Mortality Curve Type (f)	Average Remaining Life (g)
12							
13	345 KV Transmission						
14	Line Interconnection						
15	between Commonwealth						
16	Edison and Indiana						
17	Michigan Power						
18	Company	2,857			1.21		
19							
20							
21							
22							
23							
24	All Other Electric						
25	Plant	19,351			1.21		
26							
27							
28	General Note						
29							
30							
31							
32							
33							
34							
35							
36							
37							
38							
39							
40							
41							
42							
43							
44							
45							
46							
47							
48							
49							
50							

Name of Respondent	This Report is:	Date of Report (Mo, Da, Yr)	Year of Report
Commonwealth Edison Company of Indiana, Inc.	(1) X An Original (2) _ A Resubmission	04/29/2002	Dec 31, 2001

FOOTNOTE DATA

Schedule Page: 336 Line No.: 18 Column: b

Depreciation is computed monthly by using the monthly composite depreciation rate times the average depreciable plant-in-service balances at the beginning and end of each month. The amounts shown in Column (b) are the annual average depreciable plant-in-service balances computed by dividing the sum of the monthly average plant-in-service balances for the year by twelve.

Schedule Page: 336 Line No.: 28 Column: a

The company follows composite depreciation accounting for amortizing the cost of its electric plant in service over the estimated remaining service lives of such properties.